UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement (Changed Offering End Date)
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Northeast Capital Fund II, LLC

Legal status of Issuer:
Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:

Commonwealth of Pennsylvania

Date of Organization:

April 26, 2019

Physical Address of Issuer:

1650 Market Street, suite 3600, Philadelphia, PA 19103

Website of Issuer:

https://www.ncf2.com

Name of Intermediary through which the Offering will be Conducted:

PicMii Crowdfunding, LLC

CIK Number of Intermediary:

0001817013

SEC File Number of Intermediary:

007-00246

CRD Number of Intermediary:

310171

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of three and a half percent (3.5%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No.

Type of Security Offered:

Class CF limited liability interests

Target Number of Securities to be Offered:

5,000,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$10,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

September 8, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: **6**

	Most recent fiscal year-end (2020)	**Prior fiscal year-end (2019)**
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 1, 2021

Northeast Capital Fund III, LLC

Up to $5,000,000 of Class CF Limited Liability Company Interests

Northeast Capital Fund III, LLC ("Northeast Capital", the "Company," "we," "us," or "our"), is offering a minimum amount of $10,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Class CF limited liability company interests (the "Securities") on a best-efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by September 8, 2021 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities—The Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, PicMii Crowdfunding, LLC (the "Intermediary"). All committed funds will be held in escrow with Prime Trust, LLC (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested) in an Omnibus Class CF Instrument, attached hereto as Exhibit E1. Under the Omnibus Class CF Instrument, Securities sold in this Offering will be deposited into a custodial account with Prime Trust, LLC, who will serve as the trustee, custodian, and legal record holder (the "Custodian") for this Offering. Investors will be required to establish or verify that they already have an account with the Custodian in order to receive Securities from this Offering.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$10.00	$.35	$9.65
Target Offering Amount	$10,000	$350	$9,650
Maximum Offering Amount	$5,000,000	$175,000	$4,825,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 10.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are true for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the Commonwealth of Pennsylvania;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the three years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://www.ncf2.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.picmiicrowdfunding.

The date of this Form C is May 19, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Northeast Capital Fund II, LLC which was formed in the Commonwealth of Pennsylvania as a limited liability company on April 26, 2019, is an investment advisor to certain venture capital funds.

The Company is located at 1650 Market Street, Suite 3600, Philadelphia, PA 19103.
The Company's website is http://www.ncf2.com
The Company conducts business in the Commonwealth of Pennsylvania and in other states in which it provides its investment advisory services to its funds.

A description of our mission, business description, problem we intend to solve, solution, and more can be found on the Company's profile page on the Intermediary's website under https://www.picmiicrowdfunding.com and is attached as Exhibit B to this Form C.

The Offering

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested) in an Omnibus Class CF Instrument, attached hereto as Exhibit E1. Under the Omnibus Class CF Instrument, Securities sold in this Offering will be deposited into a custodial account with Prime Trust, LLC, who will serve as the trustee, custodian and legal record holder (the "Custodian") for this Offering. Investors will be required to establish, or verify that they already have an account with the Custodian in order to receive Securities from this Offering.

Minimum Amount of the Securities Offered	10,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	4,990,000[*]
Maximum Amount of the Securities Offered	5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,000,000[*]
Price Per Security	$1
Minimum Individual Purchase Amount	$10 [+]
Offering Deadline	September 8, 2021
Use of Proceeds	See the description of the use of proceeds on page 18.
Voting Rights	See the description of the voting rights on page 21.

The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of three and a half percent (3.5%) of the Securities issued in this Offering.

The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets, the Company, the funds we and (each a, "Northeast Capital Fund" and, collectively, the "Northeast Capital Funds") and the Northeast Capital Funds' portfolio companies (the "Portfolio Companies") even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company, the Northeast Capital Funds and the Portfolio Companies' operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company and the Portfolio Companies, leverage availability and terms; the Company's ability to source, manage and divest investments; and our ability to achieve the Northeast Capital Fund(s) investment objectives. All of the foregoing could result in significant losses to the Northeast Capital Funds and their investors and, therefore, to the revenues of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Northeast Capital Funds and the Portfolio Companies, and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any management fee income and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our Northeast Capital Fund launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers Duane A. Quamina, President & CEO; Burena Morris, COO; Allen Redic, Executive VP of Construction and Evaluation; Wayne King, Executive VP of Housing Development; Gregory "Bo" Kimble, Board Member; and Rhonda Coleman, Esq., Board Member, our Principals (together, the "***Principals***"). An affiliate of the Company has or intends to enter into employment agreements with the Principals, however there can be no assurance that it will do so or that they will continue to be employed for a particular period of time or that their activities with the Company will be successful. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Northeast Capital Funds to the Managers and Principals, which will have considerable discretion in the management of the Company and the selection of the Portfolio Companies.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

As a portion of the Company's revenues rely on the profitability of the Northeast Capital Funds, the Company is subject to numerous risks generally related to investing in securities and other investments, and the additional risks associated with investing in non-marketable securities and other non-public companies.

The Northeast Capital Funds aim to generate attractive risk-adjusted returns for their investors by investing primarily in mortgages, real estate and in early-stage growth companies led by people who are supportive of the mission and visions of the Company and the underrepresented communities we intend to serve. In particular, the Northeast Capital Funds invest in mortgages, real estate and in early-stage growth companies led by individuals who identify with people of color and those who identify as members of the minority community. Although the Company offers the opportunity for significant capital gains, it also involves a high degree of business and financial risk. Most of the Northeast Capital Funds' investments will be in mortgages, real estate and early-stage growth companies which have limited or no operating history, substantial variation in operating results from period to period, and may experience failures or significant declines in value at any time. The market for securities in asset backed project is stable. However, the market for securities of early-stage companies may be extremely volatile, and there can be no assurance that market demand and valuations for such companies will not decline substantially in the future.

Furthermore, the possibility that a Portfolio Company will not be able to successfully commercialize its technology, product, or business concept presents considerable risk. Additionally, although some of the Portfolio Companies already may have a commercially successful product, or product line when the Company decides a Northeast Capital Fund should invest, the sectors in which the Northeast Capital Funds intend to invest may have a more limited market or life span than products in other industries. Therefore, the ultimate success of these companies often depends on their ability to continually innovate in increasingly competitive markets. The inability of a Portfolio Company to continue to innovate could negatively impact the investment results achieved by the Northeast Capital Funds and, consequently, the revenues of the Company.

The Northeast Capital Funds have limited investment opportunities.

The mortgage and real estate sector and industries in which the Northeast Funds are engaged are highly competitive, and therefore, there are no assurances that the Company will be able to find a sufficient number of customers, or attractive opportunities to meet the investment objectives of the Northeast Capital Funds. They compete with financial institutions, large publicly traded companies, and other investment funds in providing financing to the mortgage, real estate sector and businesses that the Northeast Capital Funds will attempt to finance. Many of the Northeast Capital Funds' competitors have greater resources than those available to the Company. Moreover, the industry in which the Northeast Capital Funds' intend to target participate is highly competitive arenas, and there are no assurances that any Portfolio Company will obtain the level of success necessary to obtain any Northeast Capital Fund's objectives.

The investment strategies of the Northeast Capital Funds depends on securities that are not publicly traded on any exchange.

There will likely be no public market for the securities of the Portfolio Companies nor can there be any assurance that any public market will ever develop. Accordingly, the Company may have difficulty selling or otherwise disposing of the securities of one or more Portfolio Companies. The difficulty in selling the securities will impact the profits of the Northeast Capital Funds and, ultimately, the revenues of the Company.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing funds, and will be critical to our success as we form and advise new funds. Any incident that erodes investor confidence for the Northeast Capital Funds could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of the Northeast Capital Funds, their investors, their Portfolio Companies or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with investor or Portfolio Company information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. The intentional or negligent actions of affiliates, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of investor personal data. If any such compromise of our security or the security of information residing with our affiliates, business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations and we expect the costs to maintain compliance to increase going forward. This risk disclosure cannot address or anticipate every possible current or future regulation that might affect the Company, the Northeast Capital Funds or the Portfolio Companies. Suh regulations may have a significant impact on the Northeast Capital Funds, including restricting the types of investments the Northeast Capital Funds may make, or requiring them to disclose certain confidential information regarding their terms or their investments. The Managers, in their sole and absolute discretion, may cause the Company to be subject to certain regulations if it believes that such business activity is in the Company's best interest, even if such regulations may have a detrimental effect on one or more Investors. The violation of these or future requirements or laws and regulations could result in regulatory, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our ability to operate. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. Additionally, investors will only have a beneficial interest in the securities, not legal ownership, which may make their resale more difficult.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. Additionally, investors will only have a beneficial interest in the securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company and to manage the investments of the Northeast Capital Funds.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as the sale of company or other liquidity event, may Investors be entitled to payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

We inadvertently may have made impermissible offers for the Securities.

To offer and sell securities under Section 4(a)(6) of the Securities Act of 1933, an issuer must file a Form C with the SEC. Due to technical miscalculations, we inadvertently conducted marketing which discussed the offering and the securities just before we filed our Form C. While we believe our marketing did not rise to the level of an offer and therefore was not violative of the Securities Act of 1933, the SEC could disagree and integrate that communication with our current offering, providing investors with a rescission right and possibly causing harm to the Company.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Northeast Capital Fund II, LLC ("**Northeast Capital Fund**," the "**Company**," "**we**," "**us**," or "**our**") is a venture capital firm. It provides investment advisory services to the Northeast Capital Funds. The Northeast Capital Funds are exempt from registration under the Investment Company Act of 1940 (the "**Investment Company Act**") and their securities are not registered under the Securities Act of 1933, as amended (the "**Securities Act**"). The Company deploys the capital raised from investors in the Northeast Capital Funds into mortgages, real estate and qualified early-stage growth companies led by people who are supportive of the mission and visions of the Company and the underrepresented communities we intend to serve. In particular, the Northeast Capital Funds invest in mortgages, real estate and in companies led by individuals who identify with people of color, and those who identify as members of the minority community. The Company provides investment advisory services to each Northeast Capital Fund pursuant to an investment advisory agreement (the "**IAA**") among the Company, an affiliate of the Company that serves as a general partner or operator of the Northeast Capital Fund (the "**General Partner**"), and the Northeast Capital Fund.

Investment advice is provided directly to the Northeast Capital Funds, subject to the discretion and control of the General Partner and not individually to the investors in the Northeast Capital Funds. The investment parameters are generally established in the governing agreements or offering documents of the applicable Northeast Capital Fund.

As compensation for the investment advisory services rendered to the Northeast Capital Funds, the Company may be entitled to receive a management fee (the "**Management Fee**") in an amount and payable under such terms as those set out in the governing agreements of the applicable Northeast Fund (the "**Fund Agreements**") and the applicable IAA. The Management Fee, if any, will be debited from the capital accounts of each investor of the applicable Northeast Capital Fund. Even if the Company is entitled to a Management Fee, it may, in its sole discretion reduce or waive all or a portion of the Management Fee for certain investors in the Northeast Capital Fund.

The Company will also be entitled to receive 10% of the performance-based fee or incentive allocation paid or allocated to the General Partner of each Northeast Capital Fund it advises (the "**Incentive Fee**") pursuant to the terms of the Fund Agreements and the IAA. The Incentive Fee may vary for each Northeast Capital Fund. The Incentive Fee, if any, will be debited or allocated from the capital accounts of each investor of the applicable Northeast Capital Fund. Even if the Company is entitled to an Incentive Fee, the General Partner may reduce or waive all or a portion of its performance- based fee or allocation for certain investors, which will reduce the Incentive Fee paid to the Company.

Business Plan

The Company provides investment advisory services to the Northeast Capital Funds pursuant to the investment parameters contained in the governing agreements or offering documents of the applicable Northeast Capital Fund. The Company does this through conducting sourcing activity, reviewing deal flow, and making investment decisions on behalf of the Northeast Capital Funds. It also supports portfolio companies in their growth and access to further capital, provides regular reporting to our investors, and raises additional funds.

The Company's Products and/or Services

The Company provides investment advisory services to the Northeast Capital Funds. It also supports the Northeast Capital Fund Portfolio Companies by facilitating investor introductions, one-on-one guidance business strategy support, access to corporate service discounts, access to live and virtual events and other general business support services.

Competition

The Company's competitors include other firms that focus on investing in mortgages, real estate and in early-stage companies, particularly those who invest in underrepresented people. It may also compete with financial institutions, large publicly traded companies and other venture capital firms in providing financing to business that the Company will attempt to have a Northeast Capital Fund finance. Many of the Company's competitors have greater resources than those available to the Company.

Customer Base

The Company does not have customers in the traditional sense. Its clients are the Northeast Capital Funds, and its services for the Northeast Capital Funds include providing support to the Northeast Capital Fund Portfolio Companies.

Supply Chain

As a mortgage and business financing firm, the Company sponsors the current and future Northeast Capital Funds. Interests in the Northeast Capital Funds are offered pursuant to applicable exemptions from registration under the Securities Act and the Investment Company Act. In general, interests in the Northeast Capital Funds are only offered to persons or "investors," as defined in Regulation D under the Securities Act that meet the qualifications established by the SEC.

Intellectual Property

The Company does not possess any issued patents but utilizes several proprietary processes for its operations, review and selection of Portfolio Companies.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.


USE OF PROCEEDS


The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	**3.5%**	**$3,500**	**3.5%**	**$175,000**
Operations	**60%**	**$60,000**	**60%**	**$3,000,000**
- Affiliate employee salaries, bonuses, taxes, fees, benefits	42%	$42,000	42%	$2,100,000
- SaaS tools	6%	$6,000	6%	$300,000
- Travel/co-working	6%	$6,000	6%	$300,000
- Miscellaneous/ contingency	6%	$6,000	6%	$300,000
Debt & Reimbursements	**32.5%**	**$32,500**	**32.5%**	**$1,625,000**
Miscellaneous	**4%**	**$4,000**	**4%**	**$200,000**
Total	100%	$100,000	100%	$5,000,000

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Upon the closing of this Offering, the Manager intends to distribute most of the proceeds from this Offering to Northeast Capital Fund Holdings, LLC ("**Northeast Capital Fund Holdings**"). Northeast Capital Fund Holdings is a Wyoming limited liability company affiliated with the Managers. It currently holds 100% of the equity securities of the Company. Northeast Capital Holdings is the managing member of the entity that serves as the general partner, managing member, manager or operator, as applicable, of each of the Northeast Capital Funds.

Operations

Sixty percent (60%) of the net proceeds received from this Offering may be used in connection with the ordinary operations of the Company and its affiliates which may include, but is not limited to, employee salaries, employment taxes, health insurance, bonuses and other benefits for employees of entities affiliated with the Company and that perform services for the Company (*42%*), software-as-a-service (SaaS) tools, transportation, marketing and technology services. Such employees may include the Principals, analysts, assistants, and freelancers, among others.

Debt & Reimbursements

The Company will use thirty percent (30%) of the net proceeds received from this Offering to vendors and/or pay partial debt owed by various affiliates of the Company. This may include, but is not limited to, outstanding legal fees and other costs and fees incurred in connection with prior work performed by third-party vendors, and repayment of loans made by a small number of individuals, including the Company's managers. The foregoing debt has been accrued in connection with the normal business activities and operations of the Company's affiliates.

MANAGERS AND PRINCIPALS

The manager and the principals of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities	Education
Duane A. Quamina	Senior Manager, President & CEO	Responsibilities include fundraising and firm leadership, managing deal flow, sourcing new deals, supporting portfolio companies, investor relationships, as well as brand development and awareness efforts.	Associate Degree, Business Management 4 Years Military Service
Burena "Bree" Morris	Senior Manager, COO	Responsibilities include managing operations, implementing, and evaluating operation processes and procedures in accordance with company standards. Ensuring operational processes stay within budget and timelines, assisting CEO in developing strategies and implementation plans to improve operations, supporting portfolio companies with platform efforts, and general firm operations.	Bachelor of Arts in Business Administration and Bachelor of Science in Social Entrepreneurship; she is currently pursuing her MBA with a concentration in Entrepreneurship.

Allen Redic	Senior Manager, Executive VP Of Construction and Evaluation	Allen's responsibilities include developing and managing the residential and commercial real estate division, supporting real estate related portfolio companies, insuring timely completion of all projects, overseeing quality control of all construction related projects.	Bachelor of Science in Business Administration, and he also carries an MBA specializing in Human Resource Management.
Wayne King	Senior manager, Executive VP of Real Estate	Responsibilities include conducting due diligence on portfolio companies, providing support communications, management and internal operations controls, including helping with project plan reviews, project team coordination, and oversight of outsourced services.	Attended Macalester College and is presently a member of the Utility Resources and Infrastructure Group in Philadelphia, PA.
Rhonda Coleman, Esq.	Manager, Board Members	Responsibilities include contract review and deal negotiations with portfolio companies. Legal review of documents and guidance on legal matters	Degree in English from Christian Brothers University, Master of Arts from the University of Memphis, Juris Doctor (JD) from Loyola University of Chicago, studied at the University of Beijing's School of Business and Economics and at the University of Granada in Spain.
Gregory "Bo" Kimble	Manager, Board Member	Responsibilities include government and public relations. Communicate critical information effectively to the public. Write press releases and prepare information for distribution by media outlets. Draft speeches and arrange interviews. Respond to requests for information from the public and media outlets.	Degree in Communications from Loyola Marymount University, Los Angeles, CA

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Pennsylvania law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has six (6) employees.

TERMS OF THE SECURITIES, DEBT AND OWNERSHIP

Terms of the Securities

The Company is offering securities in the form of limited liability company interests ("**Interests**") in the Company. Currently, there are two classes of Interests in the Company: (i) the Class A Interests, and (ii) the Class CF Interests. The Class CF Interests are being issued in accordance with this offering or any future Regulation CF offerings of the Interests of the Company and will only be held by Persons who acquired such Interests in connection with such Regulation CF offering(s). The total amount of Class CF Interests will not exceed ten percent (20%) of the total Interests issued by the Company, unless otherwise determined by the Managers in their sole discretion.

When you purchase the Class CF Interests, you will become one of the owners of the Company. Your ownership percentage in the Company will be determined by dividing the dollar amount of your investment by the aggregate dollar amount of Class CF Interests sold in the Company and multiplying that number by the percentage of total CF Interests to the total Interests of the Company. At the closing of this Offering, assuming only the Target Offering Amount is sold, one hundred percent (100%) of the Class A Interests (which are not eligible for this offering) and approximately nine percent (9%) of the Class CF Interests will be issued.

Your Class CF Interests will be governed by the Amended and Restated Limited Liability Company Agreement, and any amendments to that agreement (whether adopted now or in the future) (the "**LLC Agreement**"). A summary of the terms of the LLC agreement is attached to the Form C as Exhibit C, LLC Agreement Summary of Terms. A copy of the LLC Agreement will be made available to you upon the closing of this offering.

No Voting Rights

Although you will be a beneficial owner of equity of the Company, you will generally not have the right to vote or otherwise control the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes, you will be a passive investor.

No Right to Transfer

The Class CF Interests will be illiquid as there is no public market for the resale of the Class CF Interests at this time and none is expected in the near future. The LLC Agreement prohibits the sale or transfer of the Class CF Shares without the consent of the Managers. In the limited circumstances under which you could sell or transfer your Class CF Interests, the Company will have the right of first refusal to buy it which could make it harder to find a buyer. Further, in accordance with Regulation CF, you will not be able to transfer your Class CF Interests for a period of one year, except to (i) to the Company itself, (ii) to an "accredited investor", (iii) to a family or trust, or (iv) in a public offering of the Company's interests.

As such, you should plan to hold your Class CF Interests until the Company is dissolved.

Modification of the Terms of the Class CF Interests

The terms of the Class CF Interests may not be modified or amended without the consent of the Managers and a majority in interest of the holders of the Class CF Interests.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to admit additional members to the Company for the purpose of raising additional equity for the Company or otherwise. In such event, your beneficial ownership in the equity of the Company will be diluted and your percentage membership interest in the Company will be reduced accordingly.

Control of the Company

The Managers of the Company and the Manager has complete control of the Company.

Outstanding Debt

As of the date of this Form C, the Company has no outstanding debt. Notwithstanding the foregoing, affiliates of the Company may have outstanding debt which, in return for receiving services from such affiliates, the Company will assist in repaying.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Northeast Capital Fund Holdings, LLC	Class A limited liability interests	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited Financial statements are attached hereto as Exhibit A.

Operations

Northeast Capital Fund II, LLC (the "**Company**") was incorporated on April 26, 2019 under the laws of the Commonwealth of Pennsylvania, and is headquartered in Philadelphia, Pennsylvania. At its inception, the managers were the owner of all of the interests of Northeast Capital Fund II. Effective May 31, 2021, the managers transferred 100% of their Interests in the Northeast Capital Fund II to Northeast Capital Fund Holdings, LLC an affiliate of the Northeast Capital Fund II. Northeast Capital Fund Holdings, LLC owns 100% of the Class A Interests of the Northeast Capital Fund II. The Managers currently owns 100% of Northeast Capital Fund Holdings, LLC and serves as its managers.

Cash and Cash Equivalents

As of February 28, 2021, Northeast Capital Fund II had an assigned aggregate of $21,750 in cash or cash equivalents.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

The Company has not made any issuances of securities within the last three years:

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother- in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company and its Principals engage in a broad range of activities, including investment activities for their own account and for the accounts of the Northeast Capital Funds and other investment funds. In the ordinary course of conducting the Company's activities, the interests of the Northeast Capital Funds may conflict with the interests of the Company or its Principals. Certain of these interests can be found listed below.

- *Conflicts Generally*

   The material conflicts of interest encountered by the Company include those discussed below, although the discussion below does not necessarily describe all the conflicts that may be faced by the Company. Other conflicts may be disclosed throughout this Form C and the Form C should be read in its entirety for other conflicts.

- *Conflicts with Respect to Other Activities*

   The Company and its Principals devote as much of their time to the activities of the Northeast Capital Funds and the Company as they deem necessary and appropriate. Such persons are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Northeast Capital Funds. These activities could be viewed as creating a conflict of interest in that the time and effort of such persons will not be devoted exclusively to the business of the Northeast Capital Funds.

   The Company, the General Partner and their respective principals, owners or employees may engage in investment activities for other client accounts, for their own accounts and for family members and others and may make personal investments in other investment funds, some of which have investment strategies similar to those of the Northeast Capital Funds or that may participate with the Northeast Capital Funds in certain private or special situation investment opportunities.

   The relationships or arrangements described above are not expected to preclude the Northeast Capital Funds from entering into transactions with such other parties or their affiliates, so long as the terms on which the Northeast Capital Funds participate are determined by the Company to be in the best interest of its investors.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $10,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Class CF limited liability company interests (the "**Securities**") on a best effort basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by September 8, 2021, (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $10.00, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by PicMii Crowdfunding, LLC (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Commitments

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested) in an Omnibus Class CF Instrument, attached hereto as Exhibit E1. Under the Omnibus Class CF Instrument, Securities sold in this Offering will be deposited into a custodial account with Prime Trust, LLC, who will serve as the trustee, custodian and legal record holder (the "**Custodian")** for this Offering.

The Securities

We request that you please review this Form C, the LLC Agreement Summary of Terms attached as Exhibit C, and the Amended and Restated Limited Liability Company Agreement of the Company attached as Exhibit F1 in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Distributions

The Company may make distributions of available cash to its owners from time to time. As a beneficial owner of equity interests in the Company, Investors will receive distributions through the Custodian, which is the legal owner of record.

If the available cash is attributable to income from Management Fees received by the Company, then the available cash will be distributed to each owner in proportion to his, her or its management fee percentage. The sum of the management fee percentages for all owners of the Securities will not exceed ten percent (10%).

If the available cash is attributable to income from Incentive Fees received by the Company, then the available cash will be distributed to each owner of the Securities in proportion to his, her or its incentive fee percentage. The incentive fee percentage for each owner of the Securities is calculated by dividing the amount of the owner's capital account by the sum of the capital accounts of all of the owners of the Securities. The sum of the incentive fee percentages for all owners of the Securities will equal one hundred percent (100%).

If the available cash is attributable to income from the sale of the Company, then the available cash will be distributed to each owner in proportion to his, her or its sale percentage. The sum of the sale percentages for all owners of the Securities will not exceed ten percent (10%).

If the available cash is attributable to any other form of income than those listed above, then the available cash will be distributed to each owner in proportion to his, her or its operating percentage. The operating percentage for each owner is calculated by dividing the amount of the owner's capital account by the sum of the capital accounts of all of the owners of Interests. The sum of the operating percentages for all owners of will equal one hundred percent (100%).

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

The Company may in the future convert from a limited liability company into a corporation by conversion, merger or other transaction. Any such conversion must be approved by the Manager in her sole and absolute discretion. If a conversion is approved, then each owner will be obligated to take any and all actions that are reasonably necessary to give effect to the conversion.

Dissolution

Upon dissolution of the Company, available cash remaining after the payment of all debts of the Company and the creating of any reserves for contingencies will be distributed to the owners detailed in "*Distributions*" above.

Termination

The Securities terminate upon a Dissolution Event.

Voting and Control

The Securities do not have voting rights other than with respect to any amendment of the LLC Agreement that adversely affects an owner of the Company (for example, modifying the limited liability of an owner; materially increasing the liabilities or responsibilities of an owner, materially decreasing the rights or protections of an owner). If such an amendment is proposed, then the consent of such affected owner(s) will be required for the amendment to apply to those owner(s).

Anti-Dilution Rights

The Securities do not have anti-dilution rights within the Class CF Interests, which means that future equity issuances of Class CF Interests will dilute the beneficial ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an initial public offering; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother, father, daughter, son, sister, brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition, the Investor may not transfer the Securities without the consent of the Managers.

Other Material Terms

- The Company has the right to repurchase the Securities at its discretion in the event of an involuntary transfer.
- Any Class A Member, the Manager or the Company may exercise a right of first refusal for any proposed transfer of the Securities to a third-party.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (3.5%) of the amount raised in the Offering to the Intermediary.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well- informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

(Signature page follows)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
Duane A. Quamina
Senior Managing Partner, President & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
Duane A. Quamina
Senior Managing Partner, President & CEO

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



127 W Chester Pike, Ridley Park, PA 19078
amchenry.cpa@gmail.com
(610)800-7703

North East Capital Fund II, LLC

Balance Sheet

February 28, 2021

Business Services

127 W Chester Pike, Ridley Park, PA 19078
amchenry.cpa@gmail.com
(610)800-7703

North East Capital Fund II, LLC
Balance Sheet
Table of Contents

2



127 W Chester Pike, Ridley Park, PA 19078
amchenry.cpa@gmail.com
(610)800-7703

Duane A. Quamina
President and CEO
Northeast Capital Fund II, LLC
1650 Market Street, Suite 3600
Philadelphia, PA 19103

Independent Auditors' Report

Report on the Financial Statements

We have audited the accompanying balance sheet of the Northeast Capital Fund II, as of February 28, 2021, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America, in accordance with the standards applicable to financial audits contained in Government Auditing Standards issued by the Comptroller General of the United states, and in accordance with Office of Management and Budget (OMB) Bulletin No. 17-03, Audit Requirements for Federal Financial Statements. Those standards and OMB Bulletin No. 17-03 require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also

3



127 W Chester Pike, Ridley Park, PA 19078
amchenry.cpa@gmail.com
(610)800-7703

includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the Financial Statements

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Northeast Capital Fund II, LLC as of February 28th, 2021 for the years then ended in accordance with U.S. generally accepted accounting principles.

Art McHenry
Art McHenry, CPA
MAC Business Services, Ltd.
Managing Member

4

Northeast Capital Fund II, LLC
Balance Sheet
As of February 28th, 2021

Assets

Cash on Hand	$ 20,150	
Subscription Receivables	325,000	
Notes Receivables	270,000	
Available for Sale Securities	350,000	
Real Estate	485,000	
Totals Assets		$ 1,450,150

Liabilities and Member's Equity

Accounts Payable	$ 22,750	
Deferred Compensation	30,000	
Total Liabilities		52,750
Members Equity	375,000	
(Tokens Outstanding 78,548,075, Tokens Authorized 1,421,501,952)		
Additional Paid in Capital	1,125,150	
Retained Earnings	(102,750)	
Total Member's Equity		1,397,400
Total Liabilities and Member's Equity		$ 1,450,150

5

Subscriptions Receivable:

Subscriptions Receivable consists of funds associated with a fully executed subscription agreement the company has with a new investor. These funds are expected to be received in the next 120 days. The subscriptions consist of the following subscriptions:

Name	Amount Receivabl
Joseph Bonanno	$ 250,000
Michael Jaconelli	$ 75,000
Total Subscription Receivable	$ 325,000

Notes Receivable

Notes receivable consist of three unsecured notes with maturity dates within the next twelve months. The payments on these notes are interest only with a balloon payment due upon maturity. See below for the details of these notes.

Borrower Name	Principal Amount	Interest	Origination Date	Maturity Date	Current Balance
Brian Offner	85,000	3%	Jun-16	Jun-21	85,000
Kaycee	90,000	6%	Aug-	Aug-	90,000
ConsultingPTW	95,000	12%	16	26	95,000
Total					270,000

Available for Sale Securities

Other investments consist available for sale securities. Available-for-sale securities are reported at fair market value based upon the profit or loss shown by the company. While these types of securities are not traded on an established market the fair market value is adjusted periodically based on the profits and losses of the company issuing the securities. The unrealized gains or losses resulting from these adjustments to the fair market are recorded to the unrealized gains or losses adjustment equity account and not the income statement. Included in Available for Sale securities is $175,000 shares of Atlantis Gaming Corporation with a current market value of $2 per share.

Available for Sale Securities	No of Shares	Share Price	FMV
Atlantis Gaming Corporation	175,000	$ 2	$ 350,000

6

Real Estate

All real estate is reported at cost net of any liens or encumbrances.

Property	Value
Newton St & Gonzales St Camden, NJ - Land	225,000
443 Locust Ave, Moorestown, NJ	80,000
125 Paul Road, Marlton, NJ	180,000
	485,000

Pledged Assets

All assets on the above balance sheet have been pledged to the company by Joseph Bonanno as part of his subscription agreement with the company in exchange for membership interest. These assets have been pledged to the company for the sole purpose of establishing the company's crypto currency on the IM Exchange.

Deferred Compensation

Two members of the company are deferring compensation for services rendered while the company begins operations until such a time when its cash flows are sufficient to pay such compensation. Both Duane Duane A Quamina and Burena Borris have earned $15,000 since the company began operations. This compensation has been deferred and is payable within the next 12 months.

7

EXHIBIT B

Offering Page found on Intermediary's Portal



PicMii Crowdfunding

Northeast Capital Fund II, LLC

Northeast capital Fund is a venture capital fund with a core mission to invest capital in urban communities. The fund's concentration is on mortgage lending, real estate development, construction projects, and qualified early-stage growth companies within urban communities.

Progress 0%
Funding Raised $0
Funding Goal $0
Days Remaining 89 Days

Virtual Business Pitch

Business Description

Serving America's Urban Communities

Northeast Capital Fund II, LLC is a venture capital firm with a focus on urban America. At the core of its business model the company provides investment advisory services for each investment fund it partakes in to ensure the growth of the fund and to advance prosperity in the urban communities of America. The company is exempt from registration under the Investment Company Act of 1940 and their securities are not registered under the Securities Act of 1933, as amended.

The company raises capital from investors in exchange for securities. The monies raised are targeted for investments in urban communities through mortgages, real estate acquisition, construction projects, and qualified early-stage growth companies. The aim of the company is to invest wisely, make a profit and share those profits with its investors.

The company is governed by a strict set of criteria and investment guidelines in accordance with the U.S. Securities and Exchange Commission. Investment advice is provided by Northeast Capital Fund and is subject to the discretion and control of the Board of Directors. The investment parameters are established and outlined in the governing agreements or offering documents of each applicable fund initiated.



Problem

Problem 1: Homeownership – Access to Credit

The wealth gap is growing. Homeownership is the single greatest asset for many individuals and families today. Access to homebuying capital is a key front-line issue. To ensure that homeownership remains in reach, we must guarantee pathways exist for all qualified homebuyers. Unfortunately, today there is still a large mortgage-ready population that remains underserved by credit. These underserved communities represent both the future of this country and a major business opportunity.

Problem 2: Building Back Better – Racial Inequality

Citigroup Investment Bank and Financial Services reported that an estimates $16 trillion is in lost GDP due to racial inequality in the United States. "Racial inequality has always had an outsized cost, one that was thought to be paid only by underrepresented groups," said Raymond J. McGuire, Vice Chairman of Citigroup and Chairman of Banking, Capital Markets and Advisory at Citi. "What this report underscores is that this tariff is levied on us all, and particularly in the U.S., that cost has a real and tangible impact on our country's economic output. Now, more than ever, we have a responsibility and an opportunity to confront this longstanding societal ill that has plagued Black and brown people in this country for centuries, tally up the economic loss and as a society, commit to bring greater equity and prosperity to all."

Solution

Solution 1: Homeownership – Northeast Capital Fund

It is clear that underserved communities represent a missed opportunity for lenders and investors. It is also apparent that ready solutions are in reach. Lenders can tap into the potential through existing products, incentives, fees, and partnerships. Tapping this potential will not only increase volume and revenue for lenders it will also benefit bank Community Reinvestment Act goals and Government Sponsored Enterprises (GSEs) in their Duty to Serve (DTS) rules. Most importantly, it will unlock credit access for our underserved communities allowing them to achieve homeownership and build wealth.

Solution 2: Building Back Better – Build a Bridge to the Future

We agree with Citigroup, Black and brown lives do matter, and it is time for us to tally up the economic loss and as a society, commit to bringing greater equity and prosperity to all. We at Northeast Capital Fund see ourselves as a solution provider and the urban communities as the catalyst for change. We are currently working on a crypto token (A$$ETcoin^{TM}) to be released into the urban marketplace. The cryptocurrency boom is here to stay. For the next generation of digital currency to succeed, it must be adaptable to urban America, serving as a bridge to the future, and pathway to generational wealth for people of color.

The Future of Cryptocurrency

We are currently working on a cryptocurrency token to be released into the urban marketplace. For this next generation of digital currency to succeed, it must be adaptable to Urban America, serving as a bridge to the future, and a pathway to generational wealth. By using our stablecoin token crowd-sales to fund lending operations, we will offer underserved communities new opportunities for home ownership.



Business Model

As compensation for the investment advisory services rendered to the Northeast Capital Funds, the Company may be entitled to receive a management fee in an amount and payable under such terms as those set out in the governing agreements of the applicable Northeast Fund and the applicable IAA. The Management Fee, if any, will be debited from the capital accounts of each investor of the applicable Northeast Capital Fund. Even if the Company is entitled to a Management Fee, it may, in its sole discretion reduce or waive all or a portion of the Management Fee for certain investors in the Northeast Capital Fund.

The Company will also be entitled to receive 10% of the performance-based fee or incentive allocation paid or allocated to the General Partner of each Northeast Capital Fund it advises pursuant to the terms of the Fund Agreements and the IAA. The Incentive Fee may vary for each Northeast Capital Fund. The Incentive Fee, if any, will be debited or allocated from the capital accounts of each investor of the applicable Northeast Capital Fund. Even if the Company is entitled to an Incentive Fee, the General Partner may reduce or waive all or a portion of its performance- based fee or allocation for certain investors, which will reduce the Incentive Fee paid to the Company.



Traction & Customers

The Company does not have customers in the traditional sense. Its clients are the Northeast Capital Funds, and its services for the Northeast Capital Funds include providing support to the Northeast Capital Fund Portfolio Companies.

Investors

The company has no previous investor history. All funding up until this point has been generated internally by the founders.

Terms

This is an offering of Class CF limited liability interests, under registration exemption 4(a)(6). This offering must raise a minimum of $10,000 by September 8th, 2021 at 11:59pm ET. If this offering doesn't reach its target, then your money will be refunded. Northeast Capital II may issue additional securities to raise up to $5 million, the offering's maximum.

Northeast Capital Fund III, LLC ("Northeast Capital", the "Company," "we," "us," or "our"), is offering a minimum amount of $10,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Class CF limited liability company interests (the "Securities") on a best-efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by September 8, 2021 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The

U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Security Type:
Equity Security
Price Per Share
$1
Shares For Sale
5,000,000
Regulatory Exemption:
Regulation Crowdfunding – Section 4(a)(6)
Deadline:
September 8, 2021
Minimum Investment Amount:
$0
Target Offering Range:
$10,000-$5,000,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Market Projection

Market Projection

The lack of origination in underserved communities is a missed opportunity for lenders. Homeownership is still affordable for far more people than have been given the opportunity to achieve it. A 2017 data set compiled by Freddie Mac, "Future Borrowers: Challenges and Opportunities" demonstrates that there were over 36 million people across the country who were credit-ready and have not yet purchased a home. Another study released by the Urban Institute in 2016 showed that conservatively, over 5.2 million qualified people did not access credit from 2009-2014. Little has changed in the lending and the business model in the past 5 years. We extrapolate that number to estimate that over 10 million mortgage ready homebuyers are going underserved in 2019. By successfully lending in underserved communities, lenders stand to conservatively increase their loan volume by at least $1.5 Trillion.

The Citi GPS Report identifies the underlying causes of the racial and economic gaps exacerbated by the COVID-19 pandemic and discusses the value of closing gaps. Report authors prognosticate that if racial inequity gaps were closed today, the equivalent add to the U.S. economy over the next five years could be $5 trillion of additional GDP, or an average add of 0.35 percentage points to U.S. GDP growth per year and 0.09 percentage points to global GDP growth per year.

Competition

The Company's competitors include other firms that focus on investing in mortgages, real estate and in early-stage companies, particularly those who invest in underrepresented people. It may also compete with financial institutions, large publicly traded companies and other venture capital firms in providing financing to business that the Company will attempt to have a Northeast Capital Fund finance. Many of the Company's competitors have greater resources than those available to the Company.

Team



Rev. Duane Quamina
Senior Manager, President, and CEO
Background

Responsibilities include fundraising and firm leadership, managing deal flow, sourcing new deals, supporting portfolio companies, investor relationships, as well as brand development and awareness efforts. Associate Degree, Business Management 4 Years Military Service



Burena "Bree" Morris
Senior Manager, COO
Background

Responsibilities include managing operations, implementing, and evaluating operation processes and procedures in accordance with company standards. Ensuring operational processes stay within budget and timelines, assisting CEO in developing strategies and implementation plans to improve operations, supporting portfolio companies with platform efforts, and general firm operations. Bachelor of Arts in Business Administration and Bachelor of Science in Social Entrepreneurship; she is currently pursuing her MBA with a concentration in Entrepreneurship.



Allen Redic
Senior Manager, Executive VP Of Construction and Evaluation
Background

Allen's responsibilities include developing and managing the residential and commercial real estate division, supporting real estate related portfolio companies, insuring timely completion of all projects, overseeing quality control of all construction related projects. Bachelor of Science in Business Administration, and he also carries an MBA specializing in Human Resource Management.



Wayne King
Senior manager, Executive VP of Real Estate
Background

Responsibilities include conducting due diligence on portfolio companies, providing support communications, management and internal operations controls, including helping with project plan reviews, project team coordination, and oversight of outsourced services. Attended Macalester College and is presently a member of the Utility Resources and Infrastructure Group in Philadelphia, PA.



Rhonda Coleman, Esq.
Manager, Board Members
Background

Responsibilities include contract review and deal negotiations with portfolio companies. Legal review of documents and guidance on legal matter. Degree in English from Christian Brothers University, Master of Arts from the University of Memphis, Juris Doctor (JD) from Loyola University of Chicago, studied at the University of Beijing's School of Business and Economics and at the University of Granada in Spain.



Gregory "Bo" Kimble
Manager, Board Member
Background

Responsibilities include government and public relations. Communicate critical information effectively to the public. Write press releases and prepare information for distribution by media outlets. Draft speeches and arrange interviews. Respond to requests for information from the public and media outlets. Degree in Communications from Loyola Marymount University, Los Angeles, CA

About Us

Legal Company Name
Northeast Capital Fund II, LLC
Location
1650 Market Street, Suite 3600
Philadelphia, Pennsylvania 19103
Number of Employees
6
Incorporation Type
LLC
State of Incorporation
Pennsylvania
Date Founded
April 26, 2019

EXHIBIT C
LLC Agreement Summary of Terms

Northeast Capital Fund II, LLC – Summary of Terms

This following is a summary of the principal terms and conditions of an investment in Northeast Capital Fund II, LLC (the "Company") in connection with a Regulation CF (as defined below) offering of interests in the Company, and is qualified in its entirety by the Company's Amended and Restated Limited Liability Company Agreement as it may be further amended from time to time (the "Agreement"). Capitalized terms used herein without definition have the meanings assigned to them in the Agreement.

I. General	
Company	Northeast Capital Fund II, LLC, a Pennsylvania limited liability company (the "Company")
Managers	Duane A. Quamina (the "Manager") Burena "Bree" Morris (the "Manager") Allen Redic (the "Manager") Wayne King (the "Manager") Gregory "Bo" Kimble (the "Manager") Rhonda S. Coleman, Esq. (the "Manager")
Term	The Company was formed on April 26, 2019 and will have perpetual existence unless it is terminated in accordance with the Agreement.
Northeast Capital Funds	The Company provides a full range of investment advisory and management services to, and acts as an investment manager or management company of, or serves in a similar capacity with respect to, investment partnerships, limited liability companies or similar investment vehicles that the Manager and or her Affiliates may elect to form from time to time under the "Northeast Capital" name (each such investment vehicle, a "Fund" and collectively, the "Funds"). The Company, to the extent that its powers and authorities permit, will cause the Funds to operate pursuant to their respective limited partnership agreements, operating agreements or other governing documents (each such agreement, a "Fund Agreement" and collectively, the "Fund Agreements"), as applicable. The Company will ensure that all or a portion of the compensation received by the Company pursuant to any current or future Fund Agreement, or investment advisory agreement with a Fund will be in the form of incentive allocations, incentive fees or carried interest distributions.
II. The Members	
Classes of Interests	Initially, there will be two classes of interests ("Interests") in the Company and the Managers may create additional classes of Interests in the future.

The chart below illustrates some of the key differences between the two classes of Interests.

Class	Members	Management Fee Percentage Operating Income Percentage; Sale Percentage (aggregate)	Incentive Fee Percentage (aggregate)	Right of First Refusal	Drag Along Rights	Inspect Books and Records
Class A	Owners of interests offered pursuant to Section 4(a)(2) of the Securities Act of 1933 ("1933 Act") or Regulation D of the 1933 Act.	80%	0%	Yes	No	Yes
Class CF	Owners of interests offered pursuant to Section 4(a)(6) of the 1933 Act ("Regulation CF").	20%	100%	No	No	No

Limited Liability: Return of Distributions	No Member will be personally liable for the debts or obligations of the company. The Managers may, in their sole and absolute discretion, and on not less than ten (10) Business Days' advance written notice require the Members to return distributions received from the Company in order to satisfy certain liabilities of the Company (such as, indemnification expenses). In no case will any Member be required to return distributions in excess of the aggregate amount of distributions actually received by such Member.
Member Representations	By agreeing to be bound by the terms of the Agreement, each Member represents and warrants that: (i) its Interest in the Company has been acquired by it for its own account, for investment and not with a view to resale or distribution thereof; (ii) due to the limited transferability of the Interests, the Member is likely to be a holder of the Interest for an indefinite period of time; and (iii) that it is fully aware that in agreeing to admit it as a Member, the Managers and the Company are relying upon the truth and accuracy of the representations and warranties made by such Member.
No Withdrawal	The Members will not have any right to withdraw from the Company. Under certain circumstances, a Member may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company.
Books and Records	The Company will maintain true and correct books and records. The books and records will be available for inspection by the Class A Members upon reasonable notice. Class CF Members will not have a right to inspect the books and records of the Company, but will receive an annual report as required under Regulation CF and may receive summaries of Company information periodically.
III. Management	

Management of the Company; Authority of the Managers	Management and control of the Company will be vested exclusively in the Managers. For example, the Manager may: (i) admit new Members; (ii) create a new class of Interests; (iii) invest the cash balances of the Company; (iv) borrow or raise money for the Company; (v) determine the timing and amount of distributions; and (vi) determine the information provided to the Members. The Managers will always retain the authority to make management decisions even if they delegates duties to any officer, employee or agent. The Managers may, but is not required to, designate one or more officers, employees or other agents who will have such duties and will perform such functions as the Managers may delegate.
Liability of Managers	The Agreement is not intended to, and does not, create any fiduciary duty on the Managers and generally seeks to protect the Manager from legal claims made by the Members to the maximum extent permitted by law. For example, the Managers will not be liable to the Company for: (i) any act or omission that, in good faith, the Managers determined in good faith that such conduct was in the best interests of the Company and such conduct did not constitute fraud, gross negligence or reckless or intentional misconduct;

	(ii) the termination of the Company and the Agreement pursuant to the terms of thereof, or (iii) any act or omission of the Managers that relied in good faith on the advice of legal counsel, accountant or other professional advisor to the Company. Nothing in the above should be construed as relieving, or attempting to relieve, the Managers from any liability (including liability under federal securities laws which under certain circumstances impose liability on persons who act in good faith) if doing so would be in violation of law.
Indemnification of Managers	The Company will indemnify the Managers and the officers of the Company from any legal claims related to their service to the Company unless the claim is related to the Manager(s) or officer(s) gross negligence, reckless or intentional misconduct or fraud.
Removal or Resignation of the Managers	The Managers may not be removed. A Manager may resign, and the remaining Managers may appoint another Manager to replace that Manager without the consent of any Member.
IV. Distributions and Withdrawals of Capital	

Management Fee Percentages; Sale Percentages; Incentive Fee Percentages; Operating Percentages	The "Management Fee Percentage" and "Sale Percentage" of each Member will be set forth in the books and records of the Company; *provided*, that in no case will the sum of the Management Fee Percentages or the Sale Percentage of the Class CF Members exceed twenty percent (20%). The sum of the Management Fee Percentages for all Members will equal 100% and the sum of the Sale Percentage for all Members will equal 100%.
	An "Incentive Fee Percentage" will be determined for each Class CF Member by dividing the amount of such Class CF Member's Capital Account by the sum of the Capital Accounts of all Class CF Members. The Incentive Fee Percentage for each Class A Member will be zero percent (0%). The sum of the Incentive Fee Percentage for all Class CF Members will equal one hundred percent (100%).
	An "Operating Percentage" will be determined for each Member by dividing the amount of such Member's Capital Account by the sum of the Capital Accounts of all Members; *provided*, that in no case will the sum of the Operating Percentages of the Class CF Members exceed twenty percent (20%). The sum of the Operating Percentages for all Members will equal one hundred percent (100%).
Discretionary Distributions	Distributions of cash on hand less a reasonable reserve for debts (including any loans made by a Member to the Company) and liabilities due and payable, operations, and any contingencies, as reasonably determined by the Managers) and will be made from the Company to the Members at such times and in such amounts as the Manager may determine, in her sole discretion, subject to the Act.
	Any distributions attributable to Incentive Fees will be distributed to the Members in accordance with their respective Incentive Fee Percentages.
	Any distributions attributable to Management Fees or any other income (other than the sale of the Company) received by the Company will be distributed:
	The Manager may make distributions to any Class A Member on a more frequent basis than to any other Member and such distributions will be advances against such Class A Member's participation in Management Fee income and thus will reduce dollar for dollar the amount of future distributions to such Class A Member.
Distribution of Sale Proceeds	Proceeds received from the sale or other disposition of the assets or Interests of Company will be distributed to the Members in accordance with, and in proportion to, their respective Sale Percentages. If the sale or disposition is for less than one hundred percent (100%) of the Company's assets or interests in the company, the Sale Percentages will be multiplied by the percentage of the Company's assets or Interests being sold.
Withdrawals of Capital	No Member may withdraw capital from the Company without the consent of the Managers.
V. Conversion; Repurchase; Transfer; and Sale of Interests	
Conversion to Corporation	The Company may, in the Managers sole and absolute discretion, in the future convert from a limited liability company into a corporation by conversion, merger or other transaction (a "Conversion"). In the event that the Managers approve such a Conversion, each Member agrees to take any and all actions as are reasonably necessary to give effect to the Conversion.
Repurchase of Interests	The Company has the right to repurchase the Interests of any Member upon notice of an involuntary transfer (*e.g*., a transfer by law due to the death, bankruptcy, *etc*.) of that Member's Interests at the price and on the terms applicable to such involuntary Transfer within ninety (90) days after the Company's receipt of such notice.

Restrictions on Transfer	Except with the prior written consent of the Managers (a "Permitted Transfer"), no Member may Transfer his, her or its Interest either voluntarily or involuntarily by operation of law. Further, except as otherwise provided under Regulation CF, no Class CF Member may transfer his, her or its Class CF Interests during the one-year period beginning when the Interests were issued to the Class CF Member.
Approved Sale; Drag Along	If the Managers approve a Sale of the Company (an "Approved Sale"), then each Member will vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger or consolidation, each Member holding Interests will waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Interests, each holder of Interests will agree to sell all of his, her or its Interests and rights to acquire Interests on the terms and conditions approved by the Managers, including, without limitation, any and all representations and warranties provided by the Members, indemnification obligations of the Members, escrow and other holdback arrangements, contingent purchase price arrangements, covenants and restrictive covenants made by the Members in connection therewith.
Right of First Refusal (ROFR)	The Class A Members will have the right of first refusal on the sale of any Interests to third-parties that have been approved by the Managers. If no Class A Member exercises his, her or its rights to this ROFR, then the Managers and/or the Company will have a right of refusal on the proposed sale of Interests. If none of the Class A Members nor the Managers/Company exercise this ROFR, then the initial parties can proceed with the sale transaction.
VI. **Miscellaneous**	

Amendments: Only the consent of the Managers is required to amend the Agreement, except that if any Member's rights or obligations would be adversely affected by the proposed amendment (*e.g.*, modifying the limited liability of a member; materially increasing the liabilities or responsibilities of a Member, materially decreasing the rights or protections of a Member), then the consent of such affected Member(s) will be required for such amendment to apply to such affected Member(s).

Applicable Law. Pennsylvania.

Company Property. All property now or hereafter owned by the Company will be deemed owned by the Company as an entity and no Member, individually, will have any ownership of such property.

Confidentiality. Members will maintain the confidentiality of any non-public information regarding the Company, its Affiliates, its business, or its Affiliates' business, unless consented to in writing by the Manager or otherwise required by law.

Dispute Resolution. In any dispute, Members agree to waive their right to a trial by jury and to final and binding arbitration by a JAMS, Inc. arbitrator.

Fiscal Year. The fiscal year of the Company will end on December 31.

Name and Mark. The Managers have authorized the Company (a) to use the names "Northeast Capital" "Northeast Capital Fund" "ASSETcoin" and "A$$ETcoin," together with any associated logotype and website addresses and any other name or service mark that is assigned or licensed to the Company (the "Name and Mark"), and (b) to license the Name and Mark to any Fund, on a royalty free basis. No Member will, by virtue of its ownership of an interest in the Company, hold any right, title or interest in or to the Name and Mark.

Certain U.S. Federal Income Tax Considerations. The Company should be treated as a partnership for U.S. federal income tax purposes. The Company should not be subject to U.S. federal income tax, and each Member will be required to report on its own annual U.S. federal tax return such Member's distributive share of the Member's taxable income or loss. If it were determined that the Company should be treated as an association or a publicly traded partnership taxable as a corporation, which is not expected, or upon the Conversion (as described above), the taxable income of the Company would be subject to corporate income tax, and any distributions of profits from the Company would be treated as dividends.

ERISA Considerations. Although investors that are subject to the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA") and Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") may purchase Class CF Interests, the Managing Member intends to use reasonable efforts to either limit investment in the Company by "benefit plan investors" (as defined in Section 3(42) of ERISA and regulations promulgated thereunder by the U.S. Department of Labor ("DOL")) so that the assets of the Company will not be treated as "plan assets" subject to Title I of ERISA or to Section 4975 of the Code, or to meet another exception to prevent the Company's assets from being treated as plan assets. However, the Managing Member reserves the right to allow benefit plan investors in the Company to exceed limits that will cause the Company to be deemed to have "plan assets" and thereafter cause the Company to comply with applicable requirements of ERISA. Investors subject to ERISA and/or Section 4975 of the Code should closely review the section of this Memorandum titled "Considerations Applicable to ERISA, Governmental and Other Plan Investors".

Each prospective Investor that is a benefit plan investor or is subject to ERISA should consult its advisors as to the effect of ERISA, the Code and similar laws on an investment in the Company. The Company may require certain representations or assurances from Investors that are benefit plan investors.

EXHIBIT D

Video Transcript



Northeast Capital Fund

Venture Capitalist Focused on Equity and Generational Wealth





THE PROBLEM



In communities of color, America has a long history of **deep-rooted inequities** in both the financial and housing industries.



FINANICAL INEQUITIES

The problem with traditional financial methods is that the number of unbanked Americans continues to grow.

- In 2012, nearly 10 million (8.2%) of all U.S. households were unbanked.
- By 2019, numbers grew even higher to over 63 million (22%).
- 75% of all unbanked people are poor.
- 55% are women with children.



Since the 1980s, **banks branches have closed their doors** in moderate and low-income communities.

As a whole, have exited the business of serving all people.

With one in four U.S. households being underbanked or unbanked. Banks directly assist in the marginalization of communities waiting in distress for life-sustaining solutions.


US Banks
citigroup
FIRST TENNESSEE
BB&T
JPMorganChase
REGIONS
Comerica
charles SCHWAB
M&T Bank
MetLife
mbna
HSBC
HIBERNIA
usbank
WACHOVIA
Citizens Bank
Mellon
Bank of America
Higher Standards
WELLS FARGO
Huntington
AMSOUTH BANK
North Fork Bank
Capital One
LaSalle Bank
TD Banknorth
National City
Sovereign Bank
Fifth Third Bank
SYNOVUS
Commerce Bank
Merrill Lynch
Compass Bank
PNC
Union Bank of California
SUNTRUST
Doral Financial Corporation
Countrywide Financial
POPULAR
Washington Mutual
Commerce Bank
BancWest




WARNING
PAYDAY LOANS

In their absence, new doors were opened to financial sharks like payday loans, pawn shops and check-cashing outlets directly targeting moderate and low-income wage earners.

Payday Loans Percentage Rates on short-term consumer loans

- Between 400% APR - 5,000% APR.

Loans from Banks

- 12% APR on credit card advances
- 7% APR on standard consumer loans from banks.

HOUSING INEQUITIES

Over the past 15 years, black homeownership rates have declined to levels not seen since the 1960s when private race-based discrimination was legal.

However, owning a home represents the single greatest opportunity to attaining equity and wealth.


FORECLOSURE


Notice of Eviction
LANDLORD:
Last Name:


HOUSING

Many minority, rural and low-to-moderate income wage earners (who qualify as borrowers) are **shut out from becoming homeowners.**


DENIED


HOMES FOR ALL
RECLAIM. REMAIN. REBUILD OUR CITIES.
WWW.HOMESFORALL.ORG

THE GOLDEN SOLUTION

EQUITY EQUALIZERS

We knew if we could demonstrate a way to remove the risk from the mortgage loan, we could get the capital markets to deploy capital into urban communities.

Thus, we began Northeast Capital Fund, which led to the creation of a new stablecoin product and lending services.



Northeast Capital Fund



OBJECTIVE

Our objective is to work with great people, giving them the opportunity for their voice to be heard.

As we grow, we hope to mentor young founders and take burgeoning entrepreneurs to the next level.

We are currently working on a crypto token to be released into the urban marketplace.

For this next generation of digital currency to succeed, it must be adaptable to Urban America, serving as a bridge to the future, and pathway to generational wealth.





We agree with Citigroup!

Black and brown lives do matter, and it is time for us to tally up the economic loss and as a society, commit to bringing greater equity and prosperity to all.













citigroup

BLACK LIVES MATTER
I MATTER
MY FUTURE MATTERS!

Black Lives Matter!

APPROVED
APPROVED
Home Loan Application
PERSONAL INFORMATION
Applicant
Co-Applicant

At Northeast Capital Fund, we see ourselves as the solution provider and catalyst for real change for many communities ***waiting in distress***.



1,000,000,000

What Does a Multi-Trillion Dollar Opportunity Look Like?

Multi-Trillion Dollar Opportunity







"The coin with two $$".


NORTHEAST CAPITAL FUND
A Venture Capital Firm Serving the Urban Community
Invest

To invest go to www.ncf2.com, click on the Invest button to become a part of the Northeast Capital Fund global movement.

- This is an opportunity to grow with us and earn money while you learn.


Northeast Capital Fund
For more information on
A$$ETcoin go to our affiliate website
http://www.assetcoin.gold

EXHIBIT E1

Omnibus Class CF Instrument

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.

NORTHEAST CAPITAL FUND II, LLC

Subscription Agreement for
Beneficial Interest in Omnibus Class CF Instrument
Representing Economic Interest in Class CF Interest

Series 2021

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and Northeast Capital Fund II, LLC, a Pennsylvania limited liability company (the "**Company**"), effective as of [Date of Subscription Agreement]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Class CF Instrument attached hereto as <u>Exhibit E2</u> (the "**Omnibus Class CF Instrument**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[ ] (the "**Subscription Amount**") for the right to an indirect economic interest in **certain of the Company's Class CF Interests** (the "**Subscription**"), to be represented by a pro rata beneficial interest in an Omnibus Class CF Instrument issued by the Company. The intermediary designated in the Omnibus Class CF Instrument is PicMii Crowdfunding, LLC and Prime Trust, LLC shall act as the custodian or escrow agent in accordance with the agreement with PicMii attached hereto as <u>Exhibit E3</u>

2. **General Terms and Conditions.**

   (a) *Acceptance and Conditions*. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (i) Subscriber's completion of the investment commitment process on the Portal hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method provided in the Company's offering disclosures; (iii) Subscriber's execution of the Omnibus Class CF Instrument; (iv) Subscriber's execution of a separate custody account agreement by the Subscriber directly with the Intermediary in the form attached hereto as Exhibit E2; and (v) the Company counter-signing this Agreement and the Omnibus Class CF Instrument.

(b) *Nature of Interest in Omnibus Class CF Instrument; Limitation on Participation in Company Affairs*. The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Class CF Instrument. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, as a holder of a Beneficial Interest, (i) with any voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Class CF Instrument (or the Subscriber's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Class CF Instrument, or (ii) any right to be deemed the legal record owner of the **Class CF Interests** for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a **member** of the Company or any right to vote for the election of managers or directors or upon any matter submitted to **members** at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Class CF Instrument.

3. **Subscriber Representations.** By executing this Agreement and the Omnibus Class CF Instrument, the Subscriber hereby represents and warrants to the Company and to the intermediary as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and the Omnibus Class CF Instrument to perform its obligations hereunder and thereunder. Each of this Agreement and the Omnibus Class CF Instrument constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber has been advised that the Omnibus Class CF Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act ("**Regulation CF**"). The Subscriber understands that neither the Omnibus Class CF Instrument (nor the Subscriber's Beneficial Interest therein) nor the underlying securities may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its Beneficial Interest and the securities to be acquired by the Subscriber thereunder shall be subject to further the terms and conditions set forth in the Omnibus Class CF Instrument, including without limitation the transfer restrictions set forth in Section 5 of the Omnibus Class CF Instrument.

(c) The Subscriber is purchasing its Beneficial Interest and the economic interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Class CF Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(d)   The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the Intermedairy pursuant to a valid and binding custody account agreement.

(e)   The Subscriber acknowledges, and is making the Subscription and purchasing its Beneficial Interest in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF.

(f)   The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its Beneficial Interest and the underlying securities.

(g)   The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Class CF Instrument (and the Subscriber's Beneficial Interest) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its Beneficial Interest, the Subscriber is not relying on the advice or recommendations of the Company, the Portal or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Class CF Instrument and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal, state or other agency has passed upon the merits or risks of an investment in the Omnibus Class CF Instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h)   The Subscriber understands and acknowledges that as the holder of a Beneficial Interest, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations, or as provided in the Omnibus Class CF Instrument.

(i)   The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata Beneficial Interests (based on their respective subscription amounts) in the Omnibus Class CF Instrument.

(j)   The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Class CF Instrument, the underlying securities or any other class of the Company's securities.

(k)   Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Class CF Instrument and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Class CF Instrument or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a TOTAL LOSS of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n) The Subscriber understands and agrees that its Beneficial Interest does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the Intermediary shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Class CF Instrument.

(o) The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its Beneficial Interest for a Class CF Instrument in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its Beneficial Interest and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its Beneficial Interest; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its Beneficial Interest and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Class CF Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities.

(q) If the Subscriber is an entity: (i) such entity is duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(r) The Subscriber hereby ratifies, adopts, accepts, and agrees to be bound by all of the terms and provisions of the Limited Liability Company Agreement of the Company, as amended and/or restated from time to time and to perform all obligations therein imposed upon a member of the Company with respect to the beneficial interest in the Omnibus Class CF Instrument.

4. **Dispute Resolution; Arbitration.**

    (a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Philadelphia, Pennsylvania. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    (b) No Class Arbitrations, Class Actions or Representative Actions. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

5. **Miscellaneous.**

    (a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber.

    (b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

    (c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) to a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the Intermediary in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated Intermediary; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the Commonwealth of Pennsylvania, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement and the Omnibus Class CF Instrument constitute the entire agreement between the Subscriber and the Company relating to the Omnibus Class CF Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Class CF Instrument applicable to Holders.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered

SUBSCRIBER:

(If joint tenants or tenants in common)

_____
Signature

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Signature

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Print Name

_____
Print Name

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Address

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Address

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Email

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Email

Accepted and Agreed:

COMPANY:
NORTHEAST CAPITAL FUND II, LLC

INTERMEDIARY
PICMII CROWDFUNDING, LLC

_____
Signature

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Signature

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Print Name

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Print Name

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Title

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Title

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Date

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Date

FORM OF OMNIBUS CLASS CF INSTRUMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

NORTHEAST CAPITAL FUND II, LLC

OMNIBUS CLASS CF INSTRUMENT

Series 2021

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[_____] (the "**Omnibus Class CF Instrument Amount**"), Northeast Capital Fund II, LLC, a Pennsylvania limited liability company (the "**Company**"), hereby issues to PicMii Crowdfunding, LLC, as the intermediary ("**PicMii**") of Company's Class CF Interests (defined below), to be held by PicMii subject to the terms set forth below.

See Section 2 for certain additional defined terms.

1. **Instrument**

   This Omnibus Class CF Instrument initially shall entitle each Subscriber to a pro rata beneficial ownership interest herein that represents a Class CF Interest percentage equal to (i) the quotient of such Subscriber's Subscription Amount *divided by* the Class CF Instrument Amount, when measured on a class basis, and (ii) the quotient of such Subscriber's Subscription Amount *divided by* the capital contributed by all other classes, when measured across all classes (the "**Beneficial Interest**"). The percentage interest under this instrument shall be subject to adjustment by the Company in the event of any share subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Class CF Interests or the Company.

2. **Definitions**

   "**Class CF Interest**" means non-voting Membership Interests of the Company representing Interests issued to a Class CF Member as set forth in the Limited Liability Company Agreement of the Company, as amended and restated from time to time.

   "**Class CF Member**" means a Person admitted to the Company as a Class CF Member pursuant to the execution of the Limited Liability Company Agreement of the Company, as amended and restated from time to time.

   "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.
   "**Holder**" means the holder of a Beneficial Interest in this Omnibus Class CF Instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Interest**" means, with respect to a Member, the entire interest of such Member in the Company.

"**Member**" means each of the parties that have executed this Agreement and each of the parties that may hereafter become Additional or Substitute Members pursuant to this Agreement.

"**Member of the Family**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother, father, daughter, son, sister, brother-in-law, and includes adoptive relationships.

"**Membership Interests**" shall mean any ownership rights in the Company, indicated by the right to receive cash or other distributions declared by the Members, and having voting rights in the governance of the Company now existing or hereafter created in accordance with this Agreement. Initially, the Membership Interests shall consist of the Class A Interests and the Class CF Interests.

"**Portal**" means PicMii Crowdfunding, LLC, a registered SEC and FINRA regulated crowdfunding portal CIK#: 0001817013, or a qualified successor.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act of 1933.

3. **Company Representations**

    (a) The Company is a limited liability company duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

    (b) The execution, delivery and performance by the Company of this Omnibus Class CF Instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to PicMii, has been duly authorized by all necessary actions on the part of the Company. This Omnibus Class CF Instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

    (c) The performance and consummation of the transactions contemplated by this Omnibus Class CF Instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

    (d) No consents or approvals are required in connection with the performance of this Class CF Instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of the issuable Class CF Interests pursuant to Section 1.

(e) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(f) The Company shall serve as its own transfer agent with respect to the Omnibus Class CF Instrument and the Class CF Interests. The Company reserves the right to hire a third party transfer agent.

4. **PicMii Representations**

PicMii has full legal capacity, power and authority to execute and deliver this Omnibus Class CF Instrument and to perform its obligations hereunder. This Omnibus Class CF Instrument constitutes a legal, valid and binding obligation of PicMii, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5. **Transfer Restrictions**

(a) Except with the prior written consent of the Company, neither PicMii nor any Holder may transfer any Membership Interest either voluntarily or involuntarily by operation of law.

(b) Subject to foregoing, Class CF Interests may not be transferred by PicMii nor any Holder during the one-year holding period beginning when the Class CF Interests were issued, unless such Class CF Interests are transferred: (i) to the Company; (ii) to an "accredited investor" (as such term is defined by Rule 501(d) of Regulation D promulgated under the Securities Act); (iii) as part of an initial public offering; or (iv) to a Member of the Family of the Holder or the equivalent, to a trust controlled by the Holder, to a trust created for the benefit of a Member of the Family of the Holder or the equivalent, or in connection with the death or divorce of the Holder or other similar circumstances.

(c) Pic Mii acknowledges that the restrictions on transfer of Interests set forth herein are imposed to accomplish legitimate purposes of the parties hereto, and that such restrictions are not more restrictive than necessary to accomplish such purposes. PicMii acknowledges that no Interests, whether now owned or hereafter acquired, nor any right, title or interest therein, shall be subject to any transfer except in compliance with the terms and conditions of the Limited Liability Company Agreement of the Company, as amended from time to time.

(d) No portion of this Omnibus Class CF Instrument (or any Beneficial Interest) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

    (i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

    (ii) The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e) No disposition of this instrument (or any Beneficial Interest) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f) The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Omnibus Class CF Instrument (or any Beneficial Interest) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. **Distributions, Voting Rights**

(a) Whenever PicMii shall receive any cash distribution on the Class CF Interests, PicMii shall distribute to the Holders such amounts of such sum as are, as nearly as practicable, in proportion to each Holder's Beneficial Interest; provided, however, that in case the Company or PicMii shall be required to and shall withhold from any cash distribution in respect of the Class CF Interests represented by the Beneficial Interest held by any Holder an amount on account of taxes, the amount made available for distribution or distributed in respect Class CF Interests subject to such withholding shall be reduced accordingly. PicMii shall distribute or make available for distribution, as the case may be, only such amount, however, as can be distributed without attributing to any Holder of Beneficial Interests a fraction of one cent, and any balance not so distributable shall be held by PicMii (without liability for interest thereon) and shall be added to and be treated as part of the next sum received by PicMii for distribution to Holders of Beneficial Interests then outstanding.

(b) Whenever PicMii shall receive any distribution other than cash on the Class CF Interests, PicMii shall distribute to the Holders of Beneficial Interests such amounts of the securities or property received by it as are, as nearly as practicable, in proportion to the respective Beneficial Interests held by such Holder, in any manner that PicMii and the Company may deem equitable and practicable for accomplishing such distribution. If, in the opinion of PicMii after consultation with the Company, such distribution cannot be made proportionately among all Holders, or if for any other reason (including any requirement that the Company or PicMii withhold an amount on account of taxes), PicMii deems, after consultation with the Company, such distribution not to be feasible, PicMii may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received or any part thereof, at such place or places and upon such terms as it may deem proper. The net proceeds of any such sale shall be distributed or made available for distribution, as the case may be, by PicMii to the Holders of Beneficial Interests as provided by Section 6(a) in the case of a distribution received in cash. The Company shall not make any distribution of such securities or property to the Holders of Beneficial Interests unless the Company shall have provided to PicMii an opinion of counsel stating that such securities or property have been registered under the Securities Act or do not need to be registered.

(c) Upon any change in par or stated value, split-up, combination or any other reclassification of the Class CF Interests, or upon any recapitalization, reorganization, merger, amalgamation or consolidation affecting the Company or to which it is a party or sale of all or substantially all of the Company's assets, PicMii shall, upon the instructions of the Company: (i) make such adjustments in the Class CF Interests as may be required by, or as is consistent with, the provisions of the limited liability company agreement of the Company to fully reflect the effects of such split-up, combination or other reclassification of the Class CF Interests, or of such recapitalization, reorganization, merger, consolidation or sale and (ii) treat any shares or other securities or property (including cash) that shall be received by PicMii in exchange for or upon conversion of or in respect of the Class CF Interests as new securities held under this Agreement, and Beneficial Interests then outstanding shall thenceforth represent the proportionate interests of Holders thereof or the new securities so received in exchange for or upon conversion of or in respect of such Class CF Interests. The Company shall cause effective provision to be made in the charter of the resulting or surviving corporation (if other than the Company) for protection of such rights as may be applicable upon exchange of the Class CF Interests for securities or property or cash of the surviving corporation in connection with the transactions set forth above. The Company shall cause any such surviving corporation (if other than the Company) expressly to assume the obligations of the Company hereunder.

7. **Miscellaneous**

(a) Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their Beneficial Interests in this Omnibus Class CF Instrument for Class CF Interests in certificated form.

(b) PicMii agrees to take any and all actions determined in good faith by the Company's managers or board of directors (if applicable) to be advisable to reorganize this Omnibus Class CF Instrument and any Class CF Interests issued pursuant to the terms of this Omnibus Class CF Instrument into a special purpose vehicle or other entity designed to aggregate the interests of the Holders.

(c) Any provision of this Omnibus Class CF Instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the Beneficial Interests of the Holders).

(d) Any notice required or permitted by this Omnibus Class CF Instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e) PicMii through this Omnibus Class CF instrument shall be considered legal record holder of the Class CF Interests.

(f) Neither this Omnibus Class CF Instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Omnibus Class CF Instrument and/or the rights contained herein may be assigned without the Company's consent by PicMii to any other entity who directly or indirectly, controls, is controlled by or is under common control with PicMii, including, without limitation, any general partner, managing member, officer or director of PicMii; and *provided, further*, that the Company may assign this Omnibus Class CF Instrument in whole, without the consent of PicMii, in connection with a reincorporation to change the Company's domicile.

(g) In the event any one or more of the terms or provisions of this Omnibus Class CF Instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Omnibus Class CF Instrument operate or would prospectively operate to invalidate this Omnibus Class CF Instrument , then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Omnibus Class CF Instrument and the remaining terms and provisions of this Omnibus Class CF Instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h) All securities issued under this Omnibus Class CF Instrument may be issued in whole or fractional parts.

(i) All rights and obligations hereunder will be governed by the laws of the Commonwealth of Pennsylvania, without regard to the conflicts of law provisions of such jurisdiction.

(j) Any dispute, controversy or claim arising out of, relating to or in connection with this Omnibus Class CF Instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Philadelphia, Pennsylvania. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k) Each Holder has, and at all times under this Omnibus Class CF Instrument will maintain, a custody account in good standing with PicMii pursuant to a valid and binding custody account agreement. To the extent any of the provisions of such custody account agreement shall conflict with the terms of this Omnibus Class CF Instrument, the terms of this Omnibus Class CF Instrument will control.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Class CF Instrument to be duly executed and delivered.

SUBSCRIBER:

(If joint tenants or tenants in common)

_____
Signature

_____
Signature

_____
Print Name

_____
Print Name

_____
Address

_____
Address

_____
Email

_____
Email

COMPANY:
NORTHEAST CAPITAL FUND II, LLC

INTERMEDIARY
PICMII CROWDFUNDING, LLC

_____
Signature

_____
Signature

_____
Print Name

_____
Print Name

_____
Title

_____
Title

_____
Date

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Date

EXHIBIT E3

[Prime Trust Custodial Agreement with PicMii Crowdfunding, LLC]



PrimeTrust

CROWDFUNDING PORTAL AGREEMENT

AGREEMENT made December 23, 2019, between Prime Trust, LLC ("Prime Trust"), and PicMii Crowdfunding ("Portal"):

RECITALS

WHEREAS, Portal is FINRA member firm authorized to conduct Reg CF business;

WHEREAS, Prime Trust is a chartered, regulated financial institution authorized to hold fund funds and act as a Qualified Third Party ("QTP"):

AND WHEREAS, Prime Trust and Portal desire to enter into an agreement for the provisioning of escrow services for issuers raising capital pursuant to Reg CF ("Offering").

AGREEMENT

NOW THEREFORE, for and in consideration of the foregoing and of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties, the parties hereto, intending to be legally bound hereby, do undertake, promise, covenant and agree as follows:

1. *Obligations of the Parries*. For each Offering associated with the Portal for which Prime Trust has entered into an agreement with the issuer to serve as escrow agent:

    a. Portal Obligations:

        i. Portal shall at all times operate its business in a manner that complies with all rules and regulations to which it is subject:
        ii. Portal shall maintain its Customer Identification Program ("CIP"), Know Your Customer ("KYC") and Anti-Money Laundering ("AML") requirements in compliance with and as required by FINRA, the SEC and any state securities regulations to which it is subject;
        iii. Portal will pay Prime Trust a non-refundable one-time set up fee of $l ,500 upon execution of this Agreement;
        iv. Portal will immediately notify Prime Trust of any breach(es) of its systems and/ or data, as well as any regulatory or other sanctions, disciplinary actions, cease & desist orders, or suspensions; and,
        v. Portal will use the tools and technology of Prime Trust and its authorized vendors for providing data, accessing the services, and managing information.

    b. Portal Trust Obligations:

        i. Prime Trust will provide issuers, either directly or as integrated by Portal, with a tri-party escrow agreement that includes Portal as an authorized third party.
        ii. Prime Trust will at all times open, maintain and oversee escrow accounts in compliance with regulations:
        iii. Prime Trust will reconcile all open escrow accounts daily;
        iv. Prime Trust will provide daily reports of cash received and disbursed. cleared and pending funds, and exceptions thereto. Such reports will be available via online dashboards and via API integration.

    c. Prime Trust agrees to hold the funds for the benefit of, and to promptly transmit or return the funds to, the persons entitled to them the issuer or investors, as designated by the Portal. The Portal will direct Prime Trust when to release the funds to either the issuer or investors as follows:



       i.   release of funds to the issuer - which portal warrants it will direct Prime Trust to do-only-when-the-aggregate-amount of investment commitments from all investors is equal to or greater than the target amount of the offering and the investor cancellation period has elapsed, provided that in no event may the Portal direct this transmission of funds earlier than 21 days after the date on which Portal makes publicly available on its platform the information required to be provided by the issuer; or

       ii.   <u>Return funds to [an] investor(s)</u> which Portal warrants it will direct Prime Trust to do when an investment commitment has been cancelled (including for failure to obtain effective reconfirmation from an investor), when an issuer does not complete the offering or in order to protect investors.

2.   *Term*. The term of this Agreement shall be from the date set forth above and continue indefinitely unless and until terminated by either party as provided hereinafter.

    a.   Either party may terminate this Agreement without cause upon providing 30 days' notice to the non-terminating party.

    b.   Additionally, either party may terminate this Agreement immediately •'för cause" in the event of either party's regulatory suspension or restrictions on its business which negatively affect its ability to conduct Reg CF activities.

    c.   Upon cancellation of this agreement, Prime will be discharged of all of its duties except to hold all the funds in escrow until the appointment of a successor escrow agent, who agrees in writing to act as escrow agent for the issuer on the offering, and in accordance with the requirements of Regulation CF.

3   *Acceptance of Issuer Escrow Agreements*. The terms and provisions of this Agreement shall not be construed in a manner to obligate Prime Trust to accept any particular Offering nor enter into any escrow agreement with any issuer. Prime Trust shall have a sole, absolute and discretionary right to accept or reject any Offering, with no reason required.

4   *Entire Agreement*. This Agreement supersedes all prior agreements, conversations and/or communications between the Parties, and constitutes the entire agreement between the Parties hereto with respect to escrow services.

5   *Amendment*. This Agreement may be amended or modified only if both Parties agree to such amendment or modification in writing.

6   *Independent Contractors*. Performance by the parties under this Agreement will be as independent contractors. This Agreement is not intended and shall not be construed as creating a joint venture or partnership, or as causing either party to be treated as the agent of the other party for any purpose or in any sense whatsoever or to create any fiduciary duty or relationship or any other obligations other than those expressly imposed by this Agreement.

7   *Notices*. All notices permitted or required by this Agreement will be via email, an d will be deemed to have been delivered and received upon sending via any nationally recognized and trusted SMTP delivery service. Notices shall be delivered to the addresses on record which, if to Prime Trust shall be to portals@primetrust.com, if to Portal shall be to <u>chandlerkline@picmiicrowdfunding.com.</u>

8   *Binding Arbitration, Applicable Law and Venue, Attorneys Fees*. This Agreement is governed by, and will be interpreted and enforced in accordance with the laws of the State of Nevada without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, with venue in Clark County, Nevada, and will be pursuant to the rules of the American Arbitration Association. Portal and Prime Trust each consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waives any right it may have to object to either the method or jurisdiction for such claim or dispute. In the event of



any dispute among the parties, the prevailing party shall be entitled to recover damages plus reasonable costs and attorney's fees and the decision of the arbitrator shall be final, binding and enforceable in any court.

Prime Trust: _____
Name, Title: Scott Purcell, CEO

Portal: PicMii Crowdfunding, LLC
Name, Title Chandler Kline, co-CEO

Schedule A Fees
for Services

The fees listed on http://fundamerica.com/assets/downloads/Fee_Schedule.pdf are applicable to all Reg CF offerings and charged directly to the issuer of an offering.

Amended and Restated Limited Liability Company Agreement

_____

NORTHEAST CAPITAL FUND II, LLC

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AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

_____

Dated as of May 31, 2021

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THE LIMITED LIABILITY COMPANY INTERESTS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OR FOREIGN JURISDICTION. SUCH LIMITED LIABILITY COMPANY INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT IN COMPLIANCE WITH THE 1933 ACT AND THE APPLICABLE STATE OR FOREIGN SECURITIES LAWS, PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION THEREFROM. IN ADDITION, TRANSFER OR OTHER DISPOSITION OF SUCH LIMITED LIABILITY COMPANY INTERESTS IS FURTHER RESTRICTED AS PROVIDED IN THIS AGREEMENT. PURCHASERS OF LIMITED LIABILITY COMPANY INTERESTS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

TABLE OF CONTENTS

**AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF
NORTHEAST CAPITAL FUND II, LLC**

This Amended and Restated Limited Liability Company Agreement of Northeast Capital Fund II, LLC, a Pennsylvania limited liability company (the "Company"), dated effective as of May 31, 2021 (the "Effective Date"), is entered into by and among the Managers and the Persons (as defined below) listed in the books and records of the Company that become parties to this Agreement in accordance with its terms and are admitted to the Company as Members.

ARTICLE I DEFINITIONS

1.01   Definitions. For the purposes of this Agreement, certain terms shall be defined as set forth below unless the context otherwise requires.

(a)   "Accounting Period" means the following fiscal periods: the initial Accounting Period commenced on the day on which a Certificate of Formation was filed with the State of Pennsylvania. Each subsequent Accounting Period shall commence immediately after the close of the next preceding Accounting Period. Each Accounting Period shall close at the close of business on the first to occur of (a) the last day of a Fiscal Year of the Company; (b) the day immediately preceding the effective date of the acceptance of a capital contribution from a new or existing Member, other than a capital contribution that is pro rata among all existing Member; (c) the day immediately preceding the grant of an Interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in the capacity of a Member or by a new Member acting in the capacity of a Member or in anticipation of being a Member; (d) the effective date of the partial or complete withdrawal of a Member; (e) the date of the Company's liquidation or (f) any other date the Manager determines in the Manager's sole and absolute discretion.

(b)   "Act" shall mean the Pennsylvania Limited Liability Company Act, 15 Pa. CS § 8811, et. seq., as it may be amended from time to time, and any successor to said law.

(c)   "Adjusted Capital Account Deficit" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to (i) credits to such Capital Account of any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is treated as being obligated to restore pursuant to Regulations Section 1.704 1(b)(2)(ii)(c) or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704 2(g)(1) and 1.704 2(i)(5) and (ii) debits to such Capital Account of the items described in Regulations Sections 1.704 1(b)(2)(ii)(d)(4), 1.704 1(b)(2)(ii)(d)(5), and 1.704 1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704 1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)   "Affiliate" means, with respect to any Person, any other Person Controlling, Controlled by, or under common Control with such Person.

(e)   "Agreement" means this Amended and Restated Limited Liability Company Agreement, as it may be amended and restated from time to time.

(f)   "Approved Sale" shall have the meaning set forth in Section 8.08.

(g)   "Available Cash" shall mean cash on hand less a reasonable reserve for debts (including any loans made by a Member to the Company) and liabilities due and payable, operations, and any contingencies, as reasonably determined by the Manager.

(h)   "Capital Account" means, with respect to any Member, the amount of such Member's initial Capital Contribution, increased or decreased as provided in this Agreement.

(i)   "Capital Contribution" means the amount of money and the fair market value of any property other than money, as determined by the Manager, contributed to the Company by a Member.

(j)   "Capital Net Income" means any Operating Net Profits attributable to the sale of all or any portion of the Company's assets and liabilities.

(k)   "Certificate of Formation" means the Certificate of Formation of the Company filed with the Commonwealth of Pennsylvania, as it may be amended.

(l)   "Class A Interests" shall have the meaning set forth in Section 2.10(a)(i).

(m)   "Class A Members" shall have the meaning set forth in Section 2.10(a)(i).

(n)   "Class CF Interests" shall have the meaning set forth in Section 2.10(a)(ii).

(o)   "Class CF Members" shall have the meaning set forth in Section 2.10(a)(ii).

(p)   "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(q)   "Control" means the possession, directly or indirectly, of the power to direct the management or policies of another, whether through the ownership of voting securities, by contract, or otherwise. "Controlled" and "Controlling" shall have corresponding meanings. "Company" shall have the meaning set forth in the preamble to this Agreement.

(r)   "Company Asset Sale Proceeds" means the net proceeds attributable to the sale of all or any portion of the Company's assets and liabilities.

(s)   "Company Counsel" means Lowenstein Sandler LLP.

(t)   "Company Interest Sale Proceeds" means the net proceeds attributable to the sale of all or any portion of the Member's Interests in the Company.

(u)   "Effective Date" shall have the meaning set forth in the preamble to this Agreement.

(v)   "Formation Date" shall have the meaning set forth in Section 2.01.

(w)   "Fund" or "Funds" shall have the meaning set forth in Section 2.06.

(x)   "Fund Agreement" or "Fund Agreements" shall have the meaning set forth in Section 2.11.

(y)   "Incentive Fee Percentage" shall have the meaning set forth in Section 5.02(b).

(z)   "Incentive Fees" means any amounts attributable to incentive allocations, incentive fees or carried interest distributions payable to the Company or any wholly-owned subsidiary of the Company by any Fund pursuant to an investment management agreement between the Company and any Fund reduced by any expenses of the Company reasonably allocated thereto by the Manager.

(aa)   "Involuntary Transfer" shall have the meaning set forth in Section 8.03.

(bb)   "Liquidating Trustee" shall have the meaning set forth in Section 9.02(d).

(cc)   "Management Fee Percentage" shall have the meaning set forth in Section 502(a).

(dd)   "Management Fees" means any fixed, asset-based management fees payable to the Company or any wholly-owned subsidiary of the Company by any Fund pursuant to an investment management agreement between the Company and any Fund reduced by any expenses of the Company reasonably allocated thereto by the Manager.

(ee)   "Manager" means Arlan Hamilton and any successor or additional manager appointed pursuant to the provisions of this Agreement, but does not include any Person that has ceased to be a manager of the Company.

(ff)   "Member" means a Person executing this Agreement as a Member or any other Person hereafter admitted to the Company as a Member as provided in this Agreement, but does not include any Person who has ceased to be a Member of the Company.

(gg)   "Membership Interest" means the limited liability company interest of a Member in the Company, including, without limitation, rights to distributions (liquidating or otherwise), allocations, information and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision or action of or by the Members granted by this Agreement or the Act.

(hh)   "Name and Mark" shall have the meaning set forth in Section 12.04.

(ii)   "Operating Net Profits" or "Operating Net Losses" means, with respect to any Accounting Period, the taxable income or tax loss of the Company for such Period for U.S. federal income tax purposes as determined by the Manager taking into account any separately stated items, increased by the amount of any tax-exempt income of the Company during such period and decreased by the amount of any Code Section 705(a)(2)(B) expenditures (within the meaning of Regulations 1.704- 1(b)(2)(iv)(i)) of the Company; *provided*, that Operating Net Profits or Operating Net Losses shall be computed without regard to the amount of Management Fees or any items of income, gain, loss of deduction that are Management Fees. In the event that the Member's capital accounts are adjusted pursuant ARTICLE VII, the Operating Net Profits or Operating Net Losses of the Company (and the constituent items of income, gain, loss and deduction) realized thereafter shall be computed pursuant to the principles of Regulations Section 1.704-1(b)(2)(iv)(g).

(jj) "Operating Percentage" shall have the meaning set forth in Section 5.02(c).

(kk) "Partnership Audit Rules" means the provisions of Subchapter C of Chapter 63 of the Code, as revised by Section 1101 of the 2015 Budget Act, as such provisions may thereafter be amended and including any Regulations or other guidance issued thereunder.

(ll) "Partnership Representative" has the meaning provided to such term in the provisions of Subchapter C of Chapter 63 of the Code, as revised by Section 1101 of the Bipartisan Budget Act of 2015, as such provisions may thereafter be amended and including Regulations or other guidance issued thereunder.

(mm) "Permitted Transfer" shall have the meaning set forth in Section 8.01(a).

(nn) "Person" means any natural person or any firm, partnership, limited partnership, limited liability partnership, association, corporation, limited liability company, joint venture, trust, business trust, sole proprietorship, governmental authority or any division thereof, or other legal entity.

(oo) "Regulation CF" shall have the meaning set forth in Section 2.10(a)(ii).

(pp) "Regulations" means the Treasury Regulations promulgated under the Code, as such Regulations may be amended from time to time.

(qq) "Regulatory Allocations" shall have the meaning set forth in Section 7.01(c).

(rr) "Representative" of a Person means that Person's directors, officers, partners, members, managers, employees and agents.

(ss) "Sale of the Company" shall mean, in any one transaction or series of related transactions:

(i) the purchase or other acquisition by any one Person or more than one Person acting as a group, of Interests of the Company that, together with any other Interests held by such Person or group, constitutes more than fifty percent (50%) of the total combined value or of all classes of Interests issued by the Company;

(ii) a merger or consolidation to which the Company is a party if the holders of Interests prior to the effective date of such merger or consolidation have, immediately following the effective date of such merger or consolidation, beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of less than fifty percent (50%) of the total combined value of all classes of securities issued by the surviving entity for the election of directors of the surviving entity; or

(iii) the purchase or other acquisition by any one Person, or more than one Person acting as a group, of all or substantially all of the combined assets of the Company and its subsidiaries.

(tt) "Sale Percentage" shall have the meaning set forth in Section 5.02(d).

(uu) "Section 704(c) Property" means any Company property (i) that is contributed to the Company, if there is a difference between the basis of such property in the hands of the Company and fair market value of such property at the time of its contribution, or (ii) that is revalued pursuant to Section 7.03 if the fair market value of such property differs from its adjusted basis as of the date of such revaluation.

(vv) "State of Formation" shall have the meaning set forth in Section 2.01.

(ww) "Transfer" means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, gift or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, pledge, hypothecate, give or otherwise dispose of.

(xx) "Transfer Expenses" shall have the meaning set forth in Section 8.04.

ARTICLE II ORGANIZATION

2.01   Formation. The Company has been formed as a Pennsylvania (the "State of Formation") limited liability company by the filing in the State of Formation of a Certificate of Formation pursuant to the Act on April 26, 2019 (the "Formation Date").

2.02   Continuation of Company. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. All actions taken by the Company, the Manager, or their respective agents to effect the formation of the Company, including, without limitation, the execution and filing of the Certificate of Formation by the authorized signatory identified therein and the execution and filing of an Application for an Employer Identification Number (Form SS-4), are hereby approved, ratified, confirmed, and adopted in all respects.

2.03   Name. The Company's business shall be conducted under its name as set forth above or such other names that comply with applicable law as the Manager may select from time to time.

2.04   Registered Office; Registered Agent. The registered agent of the Company shall be Duane A. Quamina and the registered office of the Company in the State of Formation shall be 1650 Market Street, Suite 3600, Philadelphia, PA 19103, or such other office or agent (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by law.

2.05   Principal Office; Other Offices. The principal office of the Company shall be at such place as the Manager may designate from time to time, which need not be in the State of Formation. The Company may change the principal office or have such other offices as the Manager may designate from time to time.

2.06   Purposes. The purposes of the Company are to (a) provide a full range of investment advisory and management services to, and act as an investment manager or management company of, or serve in a similar capacity with respect to, investment partnerships, limited liability companies or similar investment vehicles that the Manager and or her Affiliates may elect to form from time to time under the "Northeast Capital Fund" name (each such investment vehicle, a "Fund" and collectively, the "Funds") and (b) engage in any activity necessary or incidental to the foregoing purpose or in which limited liability companies may engage under the Act.

2.07   Term. The Company commenced its existence on the Formation Date and shall have perpetual existence unless sooner terminated in accordance with the provisions of this Agreement.

2.08   No State Law Partnership. The Members intend that the Company shall not be a partnership or joint venture, and that no Member shall be a partner or joint venturer of any other Member in connection with this Agreement, for any purpose other than federal, state and local tax purposes, and the provisions of this Agreement shall not be construed otherwise.

2.09   Fiscal Year. The fiscal year of the Company (the "Fiscal Year") shall end on December 31 of each calendar year or such other date as determined by the Manager.

2.10   Classes of Interests.
(a)   The Company shall have multiple classes of Membership Interests as determined from time to time by the Manager. The initial classes of Membership Interests shall be:

(i)   "Class A Interests" and the Members holding (and entitled to hold) such Interests shall be "Class A Members"; and

(ii)   "Class CF Interests" and the Members holding (and entitled to hold) such Interests shall be "Class CF Members". The Class CF Interests are being issued in accordance with that certain offering (or offerings) of the Interests of the Company in reliance on Section 4(a)(6) of the Securities Act of 1933 ("Regulation CF") and shall only be held by Persons who acquired such Membership Interests in connection with such Regulation CF offering (or offerings).

(b)   The Manager has the power and the authority to issue additional Membership Interests and/or create new classes or series of Membership Interests at any time and from time to time.

2.11   The Northeast Capital Funds. The Company, to the extent that its powers and authorities permit, shall cause the Funds to operate pursuant to their respective limited partnership agreements, operating agreements or other governing documents (each such agreement, a "Fund Agreement" and collectively, the "Fund Agreements"), as applicable.   The Company shall ensure that all or a portion of the compensation received by the Company pursuant to any current or future Fund Agreement or investment advisory agreement with a Fund shall be in the form of incentive allocations, incentive fees or carried interest distributions.

2.12   Conversion to Corporation. The Company may in the future convert from a limited liability company into a corporation by conversion, merger or other transaction (a "Conversion"). Any such Conversion may be approved by the Manager in her sole and absolute discretion. In the event that the Manager approves such a Conversion, then, each Member agrees to take any and all actions as are reasonably necessary to give effect to the Conversion. Pennsylvania

ARTICLE III MANAGEMENT

3.01   Management of the Company.

(a)   Management and control of the Company shall be vested exclusively in the Manager, and the business and affairs of the Company shall be managed under the direction of the Manager.

(b)   The Manager shall always retain the authority to make management decisions notwithstanding any delegation of duties by the Manager to any officer, employee or agent. The Manager may, but shall not be required to, designate one or more officers, employees or other agents who shall have such duties and shall perform such functions as may be delegated to them by the Manager.

(c)   The Manager shall have the authority to act for and bind the Company, and any person dealing with the Company shall be entitled to rely upon the Manager's authority to act without further inquiry. In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act. The Manager shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by members of a limited liability company under the laws of the State of Formation.

3.02   Authority of the Manager. The Manager shall have the power on behalf of and in the name of the Company to take any action or make any decisions hereunder on behalf of the Company in furtherance of the purposes of the Company as set forth in Section 2.06 its obligations as set forth in Section 2.11, to carry out any and all of the objects and purposes of the Company and to perform all acts and enter into and perform all contracts and other undertakings which it may deem necessary or advisable or incidental thereto, including, without limitation, the power to:

(a)   invest (and reinvest any income earned thereon) the cash balances of the Company in any money market instruments it deems appropriate;

(b)   borrow or raise monies, on behalf of the Company, and, from time to time without limitation as to amount or manner and time of repayment, issue, accept, endorse and execute promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or non- negotiable instruments and evidences of indebtedness, and secure the payment of such or other obligations by mortgage upon, or hypothecation or pledge of, all or part of the property of the Company, whether at the time owned or thereafter acquired;

(c)   open, maintain and close bank accounts and brokerage accounts in the name of the Company as a whole and draw checks or other orders for the payment of monies in respect thereof;

(d)   do any and all acts and things on behalf of the Company, and exercise all rights of the Company, with respect to its interest in any Person, including, without limitation, participation in arrangements with creditors, the institution and settlement or compromise of suits and administrative proceedings and other like or similar matters;

(e)   approve the disclosure by Members of the Company's confidential information;

(f)   recall distributions from the Members in order to satisfy liabilities of the Company (including indemnification obligations);

(g)   adjust allocations to Members in order to effectuate the economic arrangements of the Members;

(h)   modify allocations of profits and losses, and all items of income, gain, loss, deduction and credit in order to comply with the Code section 704 and the Regulations promulgated thereunder;

(i)   distribute Available Cash or property from the Company to the Members, at such times and in such amounts as determined by the Manager in her sole discretion;

(j)   collect unpaid interest in connection with any tax withholding from amounts otherwise distributable to a Member or through exercise of any and all rights and remedies available to a creditor;

(k)   require Members who are not Class CF Member to make additional capital contributions to the Company, at such times and in such amounts as determined by the Manager in her sole discretion;

(l)   organize one or more corporations, partnerships or other entities (foreign or domestic) formed to hold record title, as nominee for the Company, to securities or funds attributable to the Company;

(m)   engage personnel, whether part-time or full-time, attorneys, accountants, appraisers, other advisers or such other Persons as it may deem necessary or advisable;

(n)   compensate any Member for services rendered by such Member to the Company;

(o)   approve a Conversion and take any and all actions as are reasonably necessary to give effect to such Conversion;

(p)   approve an Approved Sale of the Company;

(q)   approve the withdrawal of capital from the Company by a Member;

(r)   approve the transfer of Membership Interests by a Member,

(s) admit a substituted Member;

(t) charge a transferee's Capital Account in connection with any Transfer Expenses incurred in connection with such transferee's transfer;

(u) resign and appoint an Affiliate of the Manager as the Manager of the Company;

(v) dissolve and wind up the affairs of the Company;

(w) amend or modify this Agreement, subject to the limitations contained herein;

(x) remove any officer of the Company, with or without cause, subject to any employment agreement or other similar written agreement between the Company and such officer; and

(y) authorize any Member, employee or other agent to act for, or on behalf of, the Company as to the foregoing and all matters pertaining hereto.

3.03 Other Authority of the Manager. The Manager is hereby authorized (but not required) to take any action it has determined in good faith to be necessary, desirable, or appropriate in order that (i) the Company not be an "investment company" as such term is defined in the Investment Company Act; (ii) the Company not be in violation of the Advisers Act; (iii) each of the Company, the Members, and each of their respective Affiliates not be subject to a material adverse effect as a result of their Interest in the Company, services provided to or by the Company, as applicable; (iv) each of the Company, the Members, the Manager, and each of their respective Affiliates, not be in violation of any law or regulation applicable to such party, or (v) the Company's assets not be treated as "plan assets" for purposes of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including, without limitation:

(a) making structural, operating, or other changes in the Company by amending this Agreement in order to cure any violation of law or regulation; *provided* that such amendment does not have a material adverse effect on the Members as a whole;

(i) requiring the sale, in whole or in part, of any Member's Interest in the Company, or otherwise causing the withdrawal of any Member from the Company; and/or

(ii) dissolving the Company.

(b) Any action taken by the Manager pursuant to this Section 3.03 shall not require the approval of any Member.

3.04 Removal or Resignation of the Manager. The Manager may not be removed. The Manager may resign and appoint an Affiliate of the Manager as the Manager of the Company without the consent of any Member.

3.05 Events Affecting the Manager. If the Manager withdraws, resigns, or dies, a successor Manager may be promptly appointed by vote of holders of a majority of the Interests of the Company. The death, withdrawal, bankruptcy, dissolution, liquidation, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of the Manager shall not dissolve the Company, and upon the happening of any such event, the affairs of the Company shall be continued without dissolution by the Manager or any successor entity.

3.06   Officers.

(a)   Designation and Appointment. The Manager may (but need not), from time to time, designate and appoint one or more persons as an officer of the Company. No officer need be a resident of the State of Formation, the Member or the Manager. Any officers so designated shall have such authority and perform such duties as the Manager may, from time to time, delegate to them. The Manager may assign titles to particular officers. Unless the Manager otherwise decides, if the title is one commonly used for officers of a business corporation formed, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such officer by the Manager pursuant to this Section 3.06.   Each officer shall hold office until such officer's successor shall be duly designated and shall qualify or until such officer's death or until such officer shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same individual. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Manager.

(b)   Resignation; Removal.   Any officer (subject to any contract rights available to the Company, if applicable) may resign as such at any time.   Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Manager. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such, either with or without cause, by the Manager in its discretion at any time subject at all times to any employment agreement or other similar written arrangement between the Company and such officer. Any vacancy occurring with respect to any officer position of the Company may be filled by the Manager.

(c)   Duties of officers; Generally. The officers, in the performance of their duties as such, shall owe to the holders of Interests duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its stockholders under the laws of the Commonwealth of Pennsylvania.

3.07   Liability of Parties. The Manager shall not be liable to the Company for (i) the performance of, or the omission to perform, any act or duty on behalf of the Company if, in good faith, the Manager determined that such conduct was in the best interests of the Company and such conduct did not constitute fraud, gross negligence or reckless or intentional misconduct, (ii) the termination of the Company and this Agreement pursuant to the terms hereof, or (iii) the performance of, or the omission to perform, any act on behalf of the Company in good faith reliance on advice of legal counsel, accountants or other professional advisors to the Company. This Agreement is not intended to, and does not, create or impose any fiduciary duty on the Manager (or any Member). Furthermore, to the extent permitted by law, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by law, and in doing so, acknowledges and agrees that the duties and obligation of the Manager (or any Member) to each Member and to the Company are only as expressly set forth in this Agreement. To the extent that, at law or in equity, the Manager (or any Member) has duties (including fiduciary duties) and liabilities relating thereto to the Company or to the Members, the Manager (or Member) shall not be liable to the Company or any Member for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of the Manager (or any Member) otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of the Manager (or any Member). Notwithstanding the foregoing, this Section 3.07 should not be construed as relieving, or attempting to relieve, the Manager (or any Member) from any liability (including liability under federal securities laws which under certain circumstances impose liability on persons who act in good faith) to the extent, but only to the extent, relieving the Manager (or Member) from such liability would be in violation of law.

3.08   Indemnification of Manager. The Company, its receiver or its trustee shall indemnify, defend and hold the Manager, her Representatives, each officer of the Company, if any, and his, her, its or their respective heirs, personal representatives, successors and assigns (each, an "Indemnified Party" and collectively, the "Indemnified

Parties") harmless from and against any expense, loss, damage or liability incurred or connected with, or any claim, suit, demand, loss, judgment, liability, cost or expense (including reasonable attorneys' fees) arising from or related to, the Company or any act or omission of the Indemnified Parties on behalf of the Company, and amounts paid in settlement of any of the foregoing; *provided*, that the same were not the result of fraud, gross negligence or reckless or intentional misconduct on the part of the Indemnified Party against whom or which a claim is asserted. The Company may advance to any Indemnified Party the costs of defending any claim, suit or action against such Indemnified Party if such Indemnified Party undertakes to repay the funds advanced, with interest, if such Indemnified Party is not entitled to indemnification under this Section 3.08.

3.09   Insurance. The Company may purchase and maintain insurance, at its expense, to protect itself and any Indemnified Party against any expense, liability or loss.

ARTICLE IV MEMBERS

4.01   Members; Initial Capital Contributions. The Class A Members of the Company are listed on the books and records of the Company, each of which has executed this Agreement and is hereby admitted to the Company as a Member. Each Class A Member's initial Capital Contribution, if any, is set forth in the books and records of the Company. The Class CF Members of the Company are listed on the books and records of the Company, each of which has agreed to be bound by this Agreement and upon such agreement has been admitted to the Company. Each Class CF Member's initial Capital Contribution is set forth in the books and records of the Company.

4.02   Limited Liability.

(a)   Except as otherwise provided in this Agreement or the Act, no Member (or former Member) shall be liable for the obligations of the Company for any amounts in excess of the amount of its Capital Contributions to the Company (or the amount of Capital Contributions that were required to be made to the Company, if greater), plus such Member's share of the undistributed profits of the Company to which they are entitled, plus, to the extent required by law, or as otherwise described in this Agreement, any amounts distributed by the Company to such Member; *provided*, that the foregoing shall not be construed in any way to alleviate a Member's obligations to the Company.

(b)   Notwithstanding anything else herein to the contrary, to satisfy a particular liability of the Company (including any indemnification obligation), in addition to any other ability of the Company to recall distributions pursuant to law or this Agreement, each Member (or former Member) may, in the sole and absolute discretion of the Manager, and on not less than ten (10) business days' advance written notice, be required to return distributions up to, but in no event in excess of, the aggregate amount of distributions actually received by each such Member from the Company (less any such amounts already recalled and not redistributed).

4.03   Investment Representation. Each Member, by agreeing to be bound to this Agreement, represents and warrants that its Membership Interest in the Company has been acquired by it for its own account, for investment and not with a view to resale or distribution thereof and that it is fully aware that in agreeing to admit it as a Member, the Manager and the Company are relying upon the truth and accuracy of such representation and warranty.

4.04   Notices. Except as expressly provided in this Agreement, all notices, consents, waivers, requests or other instruments or communications pursuant to this Agreement shall be deemed given, if in writing, signed by the party giving the same, and delivered by hand, sent by electronic transmission, or sent by registered or certified United States mail, return receipt requested, postage prepaid, or by a recognized overnight delivery service, addressed, in the case of the Company, to the Company at its principal place of business, and, in the case of a Member, to such Member at the address set forth in the Company's books and records. A Member may by notice to the Company specify any other address for the receipt of such notices, instruments or communications. Except as expressly provided in this Agreement any notice, instrument or other communication shall be deemed properly given when sent in the manner provided in this Section 4.04. The Manager intends for all communications to Members be made by electronic transmission.

4.05   Meetings of the Members. The Company shall not be required to hold annual or other meetings of the Members. Subject to the foregoing, a meeting of the Members may be called at any time by the Manager. If called, the Manager shall give written notice of the meeting to each Member not less than three (3) days before each meeting. The notice shall state the time, place and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice waives notice if, before or after the meeting, the Member signs a waiver of notice. Members may participate in a meeting by telephone conference or similar communications equipment by means of which all persons participating in the meeting can speak to and hear each other. Such participation shall constitute presence in person at the meeting.

4.06   Other Activities. Except as otherwise provided herein, each of the parties hereto shall be entitled to engage in and/or possess any interest in other businesses and investment ventures or transactions, of any nature or description, independently or with others, whether existing as of the date hereof or hereafter coming into existence, and whether or not directly or indirectly competitive with the business of the Company and no party shall be obligated to present any investment or business opportunity to the Company, even if such opportunity involves a business similar to the Company's business.

4.07   Additional Members; Additional Capital Contributions.

(a)   One (1) or more additional members may be admitted to the Company with the consent of the Manager. As a condition of such admission, the Manager may require that such additional member(s) enter into a revised limited liability company agreement with the Members, which shall supersede and replace this Agreement, on such terms as the Manager shall require.

(b)   No Class CF Member shall be obligated to make any additional Capital Contribution to the Company.

(c)   The Manager may require Members who are not Class CF Members to make additional capital contributions to the Company at such times and in such amounts as are determined by the Manager in her sole discretion, none of which shall reduce the amount of distributions to the Class CF Members are entitled to receive pursuant to Section 6.01. All such additional capital contributions, if any, shall be set forth in the books and records of the Company.

(d)   All capital contributions under this Section 4.07 shall be credited to the contributing Member's Capital Account.

(e)   No Member shall have any obligation to the Company or to any other Member's Capital Account. No interest shall be paid by the Company on any capital contributions.

4.08 Return of Capital Contributions. Except as otherwise expressly provided herein, no Member shall be entitled to the return of any part of his Capital Contributions or to be paid interest in respect of his, her or its Capital Contributions. No Member shall have any personal liability for the return of the Capital Contribution of any other Member and no Member shall have any priority over any other Member with respect to the return of any Capital Contribution.

ARTICLE V CAPITAL ACCOUNTS; ALLOCATIONS

5.01   Capital Accounts. A Capital Account shall be established and maintained for each Member in accordance with the principals of Code section 704 and Regulations section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations. The Company shall make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet as computed for book purposes in accordance with Regulations section 1.704-1(b)(2)(iv)(q). Immediately before the events described in Regulations section 1.704-1(b)(2)(iv)(f), the Capital Accounts of the Members shall be adjusted to reflect a revaluation of the Company's property, in accordance with such Regulations.

5.02   Management Fee Percentages; Incentive Fee Percentages; Operating Percentages; Sale Percentages.

(a)   The "Management Fee Percentage" of each Member shall be set forth in the books and records of the Company; *provided*, that in no case shall the sum of the Management Fee Percentages of the Class CF Members exceed ten percent (10%). The initial Management Fee Percentage of each Class A Member shall be set forth on the books and records of the Company and may be amended from time to time in accordance with this Agreement. The initial Management Fee Percentage of each Class CF Member shall be set forth on the books and records of the Company and may be amended from time to time in accordance with this Agreement. The sum of the Management Fee Percentages for all Members shall equal 100%.

(b)   An "Incentive Fee Percentage" shall be determined for each Class CF Member for each Accounting Period by dividing the amount of such Class CF Member's Capital Account as of the beginning of each period by the sum of the Capital Accounts of all Class CF Members as of the beginning of such Accounting Period. The initial Incentive Fee Percentage of each Class CF Member shall be set forth on the books and records of the Company. The Incentive Fee Percentage for each Class A Member shall be zero percent (0%).   The sum of the Incentive Fee Percentage for all Class CF Members shall equal one hundred percent (100%).

(c)   An "Operating Percentage" shall be determined for each Member for each Accounting Period by dividing the amount of such Member's Capital Account as of the beginning of each period by the sum of the Capital Accounts of all Members as of the beginning of such Accounting Period; *provided*, that in no case shall the sum of the Operating Percentages of the Class CF Members exceed ten percent (10%). The initial Operating Percentage of each Class A Member shall be set forth on the books and records of the Company and may be amended from time to time in accordance with this Agreement. The initial Operating Percentage of each Class CF Member shall be set forth on the books and records of the Company and may be amended from time to time in accordance with this Agreement. The sum of the Operating Percentages for all Members shall equal one hundred percent (100%).

(d)   The "Sale Percentage" of each Member shall be set forth in the books and records of the Company; *provided*, that in no case shall the sum of the Sale Percentages of the Class CF Members exceed ten percent (10%).   The initial Sale Percentage of each Class A Member shall be set forth on the books and records of the Company and may be amended from time to time in accordance with this Agreement.   The initial Sale Percentage of each Class CF Member shall be set forth on the books and records of the Company and may be amended from time to time in accordance with this Agreement. The sum of the Operating Percentages for all Members shall equal one hundred percent (100%).

5.03   Allocations. After giving effect to the special allocations set forth in Section 7.01 and subject to the other provisions of the ARTICLE VII profits and losses for any Accounting Period, subject to Section 7.01 shall be allocated to the Capital Accounts of the Members as follows:

(a)   Any Management Fees for or attributable to such Accounting Period shall be credited to or debited against, as applicable, the Capital Accounts of all Members in accordance with each Member's respective Management Fee Percentages as of such date.

(b)   Any Incentive Fees for or attributable to such Accounting Period shall be credited to or debited against, as applicable, the Capital Accounts of all Members in accordance with each Member's respective Incentive Fee Percentages as of such date.

(c)   Any Operating Net Profits or Operating Net Losses for each Accounting Period shall be credited to or debited against, as applicable, the Capital Accounts of all Members in accordance with each Member's respective Operating Percentages as of such date; *provided*, that any Capital Net Income attributable to a sale of one hundred percent (100%) of the Company's assets (other than a sale that leads to the liquidation of the Company) shall be allocated to the Members in accordance with and in proportion to their respective Sale Percentage; *provided*, *further*, that any Capital Net Income attributable to a sale of less than one hundred percent (100%) of the Company's assets shall be allocated to the Members in accordance with and in proportion to their respective Sale Percentages multiplied by the percentage of the Company's assets being sold. In making allocations of Operating Net Profit or Operating Net Loss pursuant to this ARTICLE V, the Manager is authorized to separate these aggregate amounts into their components and allocate the components separately, to further the intent of such provisions of this Agreement.

5.04   Allocations When Interests Change.

(a)   General. If any Person is admitted to the Company after the Effective Date, the Manager shall adjust subsequent allocations of items of Company income, gain, loss, and expense so that, after such adjustments have been made, each Member (including, without limitation, any Members admitted after the Effective Date) shall have been allocated the same aggregate amount of such items as such Member would have been allocated if it had been admitted to the Company on the Effective Date.

(b)   Limitations. The allocations otherwise required by Section 5.04(a) shall be limited to the extent necessary to ensure that no item of income, gain, or deductible loss realized (or deemed to have been realized on a distribution in kind) before the admission of any new Member shall be allocated to such Member pursuant to Section 5.04(a).

(c)   Timing of Allocations. The Manager shall cause the allocations required by this Agreement to be made no less frequently than as of the end of each Fiscal Year. The Manager, in its reasonable discretion, may cause the Company to make the allocations described in this ARTICLE V (other than allocations for tax purposes, pursuant to Section 7.04) at a time other than as of the end of a Fiscal Year on the basis of an interim closing of the Company's books at such time. In that event, each short fiscal period attributable to any such interim closing shall constitute a Fiscal Year for purposes of this ARTICLE V.

ARTICLE VI DISTRIBUTIONS AND WITHDRAWALS OF CAPITAL; LIMITATIONS ON DISTRIBUTIONS AND WITHDRAWALS

6.01   Discretionary Distributions. Distributions of Available Cash or property shall be made from the Company to the Members at such times and in such amounts as the Managers may determine, in their sole discretion, subject to the Act; *provided* that, if Available Cash is available for distribution pursuant to this Section 6.01, the Managers may make distributions to any Class A Member or a more frequent basis and such distributions shall be advances against such Class A Member's participation of Management Fees and are not required to be made pro rata and thus shall reduce dollar for dollar the amount of future distributions to such Class A Member pursuant to this Section 6.01. Such distributions to the Members, if any, shall be made as follows:

(a)   All remaining amounts, if any, available for distribution which are attributable to Management Fees shall be distributed to the Members in accordance with their respective Management Fee Percentages. Any such distribution shall be made as follows:

(i)   first, one hundred percent (100%) of such amounts shall be distributed to the Class CF Members until the Class CF Members have received cumulative aggregate distributions of Available Cash; and

(ii)   second, any remaining amount of Management Fees shall be distributed to the Members based on their current Management Fee Percentages.

(b)   All remaining amounts, if any, available for distribution which are attributable to Incentive Fees shall be distributed to the Members in accordance with their respective Incentive Fee Percentages.

(c)   Except as set forth in Section 5.04(c), all other amounts, if any, available for distribution shall be distributed in accordance with their respective Operating Percentages after adjustment for distributions made pursuant to withdrawals under Section 6.09. Such distribution shall be made as follows:

(i)   first, one hundred percent (100%) of such amounts shall be distributed to the Class CF Members until the Class CF Members have received cumulative aggregate distributions of Available Cash; and

(ii)   second, any remaining amount shall be distributed to the Members based on their current Operating Percentages.

(d)   Notwithstanding any other provision in this Section 6.01, all amounts distributed in connection with a liquidation of the Company, or the sale or other disposition of all or substantially all of the assets of the Company that leads to the liquidation for the Company, shall be distributed to the Members in accordance with and in proportion to, their respective Capital Account balances, as adjusted for all Company operations up to and including the date of such distribution (including allocations under 5.03(c) and taking into account distributions made pursuant to Section 6.05(a)).

6.02   Distribution of Company Asset Sale Proceeds.

(a)   Company Asset Sale Proceeds distributed in connection with a sale or other disposition of 100% of the Company's assets that does not lead to a liquidation of the Company shall be distributed to the Members in accordance with, and in proportion to, their respective Sale Percentages.

(b)   Company Asset Sale Proceeds attributable to a sale of less than one hundred percent (100%) of the Company's assets shall be distributed to the Members pursuant to Section 6.02(a); *provided*, *however*, that for the purpose of this Section 6.02(b), each of the Sale Percentages shall be multiplied by the percentage of the Company's assets being sold.

6.03   Distribution of Company Interest Sale Proceeds.

(a)   Company Asset Sale Proceeds distributed in connection with a sale or other disposition of one hundred percent (100%) of the Company's assets that does not lead to a liquidation of the Company shall be distributed to the Members in accordance with, and in proportion to, their respective Sale Percentages.

(b)   Company Asset Sale Proceeds attributable to a sale of less than one hundred percent (100%) of the Company's assets shall be distributed to the Members pursuant to Section 6.03(a); *provided*, *however*, that, for the purpose of this Section 6.03(b), each of the Sale Percentages shall be multiplied by the percentage of the Company's assets being sold.

6.04   Non-Cash Distributions. If any non-cash assets of the Company shall be distributed in kind, such assets shall be distributed on the basis of the then fair market value thereof as determined in good faith by the Manager.

6.05   Tax Withholding.

(a)   The Company shall withhold from payments and distributions to a Member and remit to the appropriate government authority any amounts required to be withheld under the Code, Regulations, or state, local, or foreign tax law. All amounts so withheld shall be treated as paid or distributed, as the case may be, to the Member for all purposes of this Agreement.

(b)   Each Member hereby agrees to indemnify and hold harmless the Company from and against any liability with respect to income attributable to or distributions or other payments to such Member. Notwithstanding anything to the contrary in Section 6.07, to the extent that the Code, Regulations, or state, local, or foreign tax law requires the Company to remit to a governmental authority an amount with respect to a Member that exceeds the amount then otherwise distributable to such Member, the excess shall be treated for all purposes of this Agreement as if it had been loaned to such Person, and the Manager shall cause the Company to give prompt written notice to such Person of the date and amount of such loan. Each Member covenants, for itself, its successors, assigns, heirs, and personal representatives, that such Person shall pay to the Company at any time after notice of the loan has been given, but not later than five (5) business days after the Company delivers a written demand to such Person for such repayment (which demand may be made at any time prior to or after the dissolution of the Company or the Manager or the withdrawal of such Person or its predecessors from the Company); *provided*, *however*, that if any such repayment is not made within such five (5) business day period: (x) such Person shall pay interest to the Company at a rate equal to the one-year Treasury Bill rate plus four percent (4%) compounded annually for the entire period commencing on the date on which the Company paid such amount and ending on the date on which such Person repays such amount to the Company together with all accrued but previously unpaid interest; and (y) the Company, in the sole and absolute discretion of the Manager, may (i) collect such unpaid amounts (including interest) from amounts otherwise distributable to such Member under Section 6.01 or Section 9.02 of this Agreement, and (ii) the Company may exercise any and all rights and remedies to collect such sum from such Member that a creditor would have to collect a debt from a debtor under applicable law. Any payment made by a Member to the Company pursuant to this Section 6.05(b) shall not constitute a Capital Contribution.

6.06   Certain Distributions Prohibited. Notwithstanding anything in this ARTICLE VI to the contrary notwithstanding: (a) no distribution shall be made to any Member if, and to the extent that, such distribution would not be permitted under the Act; and (b) no distribution shall be made to any Member to the extent that such distribution, if made, would cause the deficit balance, if any, in the Capital Account of such Member (determined without regard to any allocations made pursuant to ARTICLE VII) to exceed such Member's aggregate Capital Contributions, or would further reduce an existing balance (as so determined) that is already negative in an amount exceeding such Member's aggregate Capital Contributions.

6.07   Loans to Members. Except as otherwise provided in this Agreement, the Company shall not make any loans to any Class CF Member. The Company may make loans to any Class A Member, with the consent of the Manager, which consent may be withheld in its sole discretion.

6.08   Compensation of the Members. Without the consent of the Manager, the Company shall not compensate any Member for services rendered by such Member to the Company. Such compensation, if paid, shall be treated as an expense of the Company.

6.09   Withdrawals of Capital. Except as otherwise provided in this Agreement, no Member may withdraw capital from the Company without the consent of the Manager.

ARTICLE VII

ALLOCATION RULES

7.01 <u>Regulatory Allocations</u>. The following provisions are included in order to comply with tax rules set forth in the Code and to permit the Company to obtain the benefits of a "safe harbor" provided by Regulations section 1.704-1(b)(2)(ii)(d).

(a)   <u>Qualified Income Offset</u>. If any Member unexpectedly receives an adjustment, allocation or distribution described in Regulations section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), and such adjustment, allocation, or distribution causes such Member to have an Adjusted Capital Account Deficit, there shall be allocated to such Member items of income and gain (consisting of a *pro rata* portion of each item of Company income, including gross income, and gain for such fiscal period) in an amount and manner sufficient to eliminate such Member's Adjusted Capital Account Deficit, as quickly as possible; *provided*, that an allocation pursuant to this Section 7.01 shall be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all allocations provided for in ARTICLE V of this Agreement and in this ARTICLE VII have been made tentatively as if this Section 7.01 were not included in this Agreement. The foregoing sentence is intended to constitute a "qualified income offset" provision as described in Regulations section 1.704-1(b)(2)(ii)(d), and shall be interpreted and applied in all respects in accordance with that section.

(b)   <u>Minimum Gain Chargeback</u>. Notwithstanding any other provision of ARTICLE V of this Agreement and in this ARTICLE VII, except to the extent that Regulations section 1.704-2(f) (or any other applicable authority) provides an exception to the operation of the minimum gain chargeback requirement of the Regulations, if there is a net decrease in minimum gain during any Fiscal Year or other period, each Member shall be specially allocated items of income and gain for such Fiscal Year or other period in an amount equal to such Member's share of the net decrease in the Company's minimum gain (within the meaning of Regulations section 1.704-2(g)(2)), determined in accordance with Regulations section 1.704-2(g). In the event that the minimum gain chargeback requirement imposed by this subsection and Regulations section 1.704-2(f) exceeds the Company's income and gains for the Fiscal Year or other period, the excess shall be treated as a minimum gain chargeback requirement and shall be specially allocated under this Section 7.01(b) in the immediately succeeding Fiscal Years or other period until fully charged back.   Allocations pursuant to this Section 7.01(b) shall be made in proportion to the respective amounts required to be allocated to each Member pursuant hereto. The items to be allocated shall be determined in accordance with Regulations sections l.704-2(f)(6) and 1.704-2(j). This Section 7.01(b) is intended to comply with the minimum gain chargeback requirement in the Regulations and shall be interpreted consistently therewith.

(c)   <u>Corrective Allocations</u>. The allocations set forth in Sections 7.01(a) and 7.01(b) (the "<u>Regulatory Allocations</u>") are intended to comply with certain requirements of Regulations section 1.704-1(b). Notwithstanding any other provision of ARTICLE V and in this ARTICLE VII (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating subsequent items of income, gain, loss, and expense among the Members so that, to the extent possible, the net amount of such allocations of subsequent items of income, gain, loss, and expense and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of ARTICLE V and in this ARTICLE VII if the Regulatory Allocations had not occurred. For purposes of applying the foregoing sentence, if allocations to the Manager include or are affected by Regulatory Allocations or allocations pursuant to this Section that are intended to offset such Regulatory Allocations, the Manager, after consulting with the Company's accountants and other advisors, shall have discretion to make such adjustments to subsequent allocations that the Manager deems reasonably necessary or appropriate to effectuate the economic arrangements of the Members.

7.02   <u>Special Allocations</u>. Notwithstanding the provisions of Section 5.03 or any other provision of this Agreement, the Manager shall have the discretion to modify the allocations of profits and losses, and all items of income, gain, loss, deduction and credit, in such manner as the Manager shall determine to be necessary or appropriate to comply with the Code section 704 and the Regulations promulgated thereunder.

7.03   Code Section 704(c). The Manager shall make such allocations for tax purposes, and any modifications to this Agreement, as may be required to comply with Code section 704(c) and the Regulations thereunder.

7.04   Other Allocation Rules. The income, deductions, gains, losses, and credits of the Company shall be allocated for federal, state, and local income tax purposes by the Manager among the Persons who were Members during the relevant taxable year. For purposes of determining the income, loss, or any other item allocable to any period during the relevant taxable year of the Company, such items shall be determined by the Manager using any method permitted by Code section 706 and the Regulations promulgated thereunder. The Manager shall make all allocations taking into account the Members' Capital Accounts on the first day of the relevant taxable year and distributive shares of Operating Net Profit, Operating Net Loss, and special allocations for such year, any entry of new Members, any distributions by the Company, and the difference between income for tax purposes and profitability for Company purposes, so that, as closely as reasonably possible, the tax allocations follow the allocations made for "book purposes" under this Agreement; *provided*, that no such allocation by the Manager shall discriminate unfairly against any Member.

ARTICLE VIII
TRANSFERS OF INTERESTS; NO WITHDRAWAL

8.01   Restrictions on Transfer.

(a)   Except with the prior written consent of the Manager (a "Permitted Transfer"), no Member may Transfer his Membership Interest either voluntarily or involuntarily by operation of law.

(b)   Subject to Section 8.01(a), Class CF Interests may not be Transferred by any Class CF Member during the one-year holding period beginning when the Class CF Interests were issued, unless such Class CF Interests are transferred: (i) to the Company; (ii) to an "accredited investor" (as such term is defined by Rule 501(d) of Regulation D promulgated under the Securities Act); (iii) as part of an initial public offering; or (iv) to a member of the family of the Class CF Member or the equivalent, to a trust controlled by the Class CF Member, to a trust created for the benefit of a member of the family of the Class CF Member or the equivalent, or in connection with the death or divorce of the Class CF Member or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

(c)   Each Member acknowledges that the restrictions on Transfer of Interests set forth herein are imposed to accomplish legitimate purposes of the parties hereto, and that such restrictions are not more restrictive than necessary to accomplish such purposes. Each Member acknowledges that no Interests, whether now owned or hereafter acquired by such Member, nor any right, title or interest therein, shall be subject to any Transfer except in compliance with the terms and conditions of this Agreement.

8.02   Right of First Refusal.

(a)   If one or more Members (the "Selling Members") wish to Transfer their Interest to, or receive a bona fide offer relating to the purchase (directly or indirectly) of their Interest from, a third party (a "Third-Party Purchaser"), and the Manager approves such Transfer, then the Manager shall deliver a notice (a "Transaction Notice") to the Class A Members stating that the Selling Members intend to sell their Interests and setting forth the principal terms of such Transfer, including the portion of such Interests to be Transferred (the "ROFR Interests"), the consideration for such Transfer and the principal conditions of such Transfer.

(b)   Each Class A Member shall have the right of first refusal to acquire up to 100% of the ROFR Interests, within thirty (30) days after the date on which the Transaction Notice is given (the "ROFR Period"), such Class A Member provided written notice to the Company stating that (i) it is exercising such right, the amount of ROFR Interests that it is electing to purchase and (ii) it will acquire such portion of the ROFR Interests upon identical terms and conditions contained in the Transaction Notice. In the event that no Class A Members elect to acquire, in the aggregate, 100% of the ROFR Interests, then the Manager and/or the Company shall have the right to acquire all or a portion of the remaining ROFR Interests, (the "Residual Interests"), upon identical terms and conditions contained in the Transaction Notice. If the Manager and/or the Company does not acquire 100% of the Residual Interests then the Selling Members shall have the right to consummate the Transfer with the Third-Party Purchaser pursuant to and in accordance with the definitive agreements referenced in the Transaction Notice; provided, however, that if the Transfer to the Third-Party Purchaser does not occur within 180 days of the expiration of the ROFR Period, or if there is a material change to the definitive agreements referenced in the Transaction Notice, then the Selling Member may not transfer the Residual Interests to the Third-Party Purchaser unless the Selling Member delivers a new Transaction Notice to the Class A Members in accordance with Section 8.02(a).

8.03   Involuntary Transfers. In the event that the Interests owned by any Member shall be subject to an involuntary Transfer, including by reason of (a) bankruptcy or insolvency proceedings, whether voluntary or involuntary, (b) distraint, levy, execution or other involuntary Transfer, unless, in the case of this clause (b), the transferee releases such Interests within five (5) business days of the occurrence of any such involuntary Transfer, (c) a Transfer by operation of law (including in connection with a divorce or pursuant to applicable laws of descent and distribution in the event of the death of an individual Member holding such Class A Interests or Class CF Interests) unless such Transfer constitutes a Permitted Transfer, or (d) Disability (each such subsections (a) through (e), an "Involuntary Transfer"), such Member (or his, her or its personal representative) shall give the Company written notice of such Involuntary Transfer stating the terms of such proposed Transfer, the identity of the proposed transferee and the price or other consideration, if readily determinable, for which the subject Interests are to be transferred. After receipt of such notice, the Company (or its assignee, as determined by the Manager) shall have the right to purchase up to all of the Interests held by such Member (or his, her or its personal representative) at the price and on the terms applicable to such proposed Transfer, which right shall be exercised by written notice given by the Company to the Member (or his, her or its personal representative) within ninety (90) days after the Company's receipt of such notice.

8.04   Required Reimbursement and Indemnification. The transferor of any Membership Interest in the Company hereby agrees to reimburse the Company, at the request of the Manager, for any expenses reasonably incurred by the Company in connection with such Transfer, including any legal, accounting, and other expenses ("Transfer Expenses"), whether or not such Transfer is consummated. If the transferor has not reimbursed the Company for any Transfer Expenses incurred by the Company in consummating a Transfer within five (5) business days after the Manager has delivered to such Member written demand for payment, the Manager, in its sole and absolute discretion, may charge the transferee's Capital Account with any such Transfer Expenses. In addition, the transferor and transferee shall indemnify the Company and the Manager against any loss, claim, damage or liability to which the Company or the Manager may become subject arising out of, related to, or in connection with any false representation or warranty made by, or breach or failure to comply with any covenant or agreement of, such transferring Member or such transferee.

8.05   Admission of Substituted Members.

(a)   Any transferee of a Membership Interest transferred in accordance with the provisions of this ARTICLE VIII shall be admitted as a substituted Member only with the Manager's prior written consent to such substitution (which may be withheld for any reason or for no reason).

(b)   The Company shall not recognize for any purpose any purported Transfer of all or any part of a Member's Interest in the Company, and no purchaser, assignee, transferee, or other recipient of all or any part of such Interest shall become a substituted Member hereunder unless:

(i)   the provisions of Sections 8.01 through 8.04 shall have been complied with;

(ii)   the Manager shall have been furnished with the documents effecting such Transfer, in form reasonably satisfactory to the Manager, executed and acknowledged by both the seller, assignor, or transferor and the purchaser, assignee, transferee, or other recipient;

(iii)   such purchaser, assignee, transferee or other recipient shall have represented that such Transfer was made in accordance with all applicable laws and regulations;

(iv)   to the extent required by the Manager, in its sole and absolute discretion, the transferor shall have provided an opinion of counsel, satisfactory in form and substance to the Manager, to the effect that such Transfer shall not violate the U.S. Securities Act of 1933, as amended, or any other applicable securities laws, including the Investment Company Act;

(v)   such Transfer, alone or together with any other Transfers, shall not cause the Company to be a "publicly traded partnership" under Section 7704 of the Code and the Regulations promulgated thereunder;

(vi)   all necessary governmental consents and acknowledgments (if any) shall have been obtained in respect of such Transfer;

(vii)   the books and records of the Company shall have been changed (which change shall be made as promptly as practicable) to reflect the admission of such substituted Member as a Member of the Company; and

(viii)   all necessary instruments reflecting such admission (if any) shall have been filed in each jurisdiction in which such filing is necessary to qualify the Company to conduct business or to preserve the limited liability of the Members.

(c)   The transferee of a Membership Interest transferred pursuant to this ARTICLE VIII that is admitted to the Company as a substituted Member shall succeed to the rights and liabilities of the transferor Member with respect to such transferred Interest and, after the effective date of such admission, the Capital Contribution, and Capital Account of the transferor with respect to such transferred Interest shall become the Capital Contribution, and Capital Account, respectively, of the transferee, to the extent of the Interest transferred.

8.06   Void Transfers. Notwithstanding anything to the contrary herein, any Transfer by any Member of any Interests in contravention of this Agreement or which would cause the Company to not be treated as a partnership for U.S. federal income tax purposes shall be void and ineffectual and shall not bind or be recognized by the Company or any other party. No purported assignee shall have any right to vote on any matter or any right to any profits, losses or distributions, receive reports or other information or to inspect the records, of the Company.

8.07   No Withdrawal Rights.

(a)   No Member may withdraw from the Company as a Member or otherwise terminate his, her or its Membership Interest.

(b)   Notwithstanding Section 8.07(a), the Manager may require a Member to withdraw all or any portion of its Interest in the Company immediately, with no prior notice, if the Manager deems it to be in the best interests of the Company to do so because the continued participation of such Member in the Company might cause the Company to violate any law, rule or regulation, expose the Company or the Manager to the risk of litigation, arbitration, administrative proceedings or any similar action or proceeding or otherwise have an adverse effect (whether legal, regulatory, tax or otherwise) on the other Members, the Company, the Manager or any of its or their Affiliates, including, without limitation, to avoid having the Company's assets treated as "plan assets" for purposes of ERISA.

8.08   Approved Sale; Drag Along. If the Manager approves a Sale of the Company (an "Approved Sale"), then each Member shall be deemed to vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger or consolidation, each Member holding Interests shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Interests, each holder of Interests shall agree to sell all of his, her or its Interests and rights to acquire Interests on the terms and conditions approved by the Manager, including, without limitation, any and all representations and warranties provided by the Members, indemnification obligations of the Members, escrow and other holdback arrangements, contingent purchase price arrangements, covenants and restrictive covenants made by the Members in connection therewith.

ARTICLE IX
DISSOLUTION AND LIQUIDATION

9.01   Dissolution.

(a)   The Company shall be automatically dissolved and its affairs shall be wound up on the first to occur of the following: (a) at any time upon the written consent of the Manager, and (b) the resignation, death, withdrawal, insanity, expulsion, bankruptcy or dissolution of the last remaining Member or the occurrence of any other event which terminates the continued membership of the last remaining Member in the Company.

(b)   Upon dissolution of the Company, the Company shall immediately commence to wind up its affairs and the Manager shall proceed with reasonable promptness to liquidate the business of the Company. During the period of the winding up of the affairs of the Company, the rights and obligations of the Members shall continue.

9.02   Liquidation.

(a)   Upon a dissolution of the Company requiring the winding-up of its affairs, the Manager shall wind up the Company's affairs. The assets of the Company shall be sold within a reasonable period of time to the extent necessary to pay or provide for the payment of all debts and liabilities of the Company, and may be sold to the extent deemed practicable and prudent by the Manager.

(b)   The net assets of the Company remaining after satisfaction of all such debts and liabilities and the creation of any reserves under Section 9.02(c), shall be distributed to the Members in accordance with Section 6.01, after giving effect to all contributions, distributions and allocations for all periods, including the period during which such liquidation occurs.

(c)   The Manager may withhold from distribution under this Section 9.02 such reserves as are required by applicable law and such other reserves for subsequent computation adjustments and for contingencies, including contingent liabilities relating to pending or anticipated litigation or to Internal Revenue Service examinations.   Any amount withheld as a reserve shall reduce the amount payable under this Section 9.02. The unused portion of any reserve shall be distributed (with any interest earned thereon) pursuant to this Section 9.02 after the Manager shall have determined that the need therefor shall have ceased.

(d)   If there is no Manager at the time of the winding up of the affairs of the Company under this Section 9.02, all references to the Manager shall be deemed to be references to a liquidating trustee (the "Liquidating Trustee") selected by the personal representative, successor or assignee of the last remaining Manager. The Liquidating Trustee shall be subject to the benefits of Sections 3.02 and 3.08 as if the Liquidating Trustee were the Manager.

(e)   If a Member has a deficit balance in his Capital Account after giving effect to all contributions, distributions and allocations for all taxable years, including the year in which the liquidation occurs, the Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed by such Member to the Company or to any other Person, for any purpose whatsoever.

ARTICLE X
COMPANY PROPERTY; CONFIDENTIALITY

10.01   Company Property. Subject to any additional arrangements or agreement regarding company property, the Company's property shall consist of all Company assets and all Company funds. Title to the property and assets of the Company may be taken and held only in the name of the Company or in such other name or names as shall be determined by the Manager. All property now or hereafter owned by the Company shall be deemed owned by the Company as an entity and no Member, individually, shall have any ownership of such property. Title to the assets and properties, real and personal, now or hereafter owned by or leased to the Company, shall be held in the name of the Company or in such other name or names as the Company shall determine; *provided*, *however*, that if title is held other than in the name of the Company, the Person or Persons who hold title shall certify by instrument duly executed and acknowledged, in form for recording or filing, that title is held as nominee and/or trustee for the benefit of the Company pursuant to the terms of this Agreement and an executed copy of such instrument shall be delivered to each Member.

10.02   Confidentiality. Each Member and the Manager shall maintain the confidentiality of information that is, to the knowledge of such Member or Manager, non-public information regarding (i) the Company or (ii) the business of the Company or its Affiliates, unless consented to in writing by the Manager, and except as may be requested or required to be disclosed by judicial or administrative process or by regulatory or supervisory authority or other requirement of law or directive of any governmental authority.   Notwithstanding anything to the contrary herein, a Member or the Manager may disclose to any and all Persons any information that is or becomes generally available to the public other than as a result of the disclosure of such information by such Member or the Manager (or its Affiliates) in breach of this Section 10.02.

ARTICLE XI
BOOKS AND RECORDS; REPORTS; TAX MATTERS

11.01   Maintenance of Records.

(a)   The Company shall maintain true and correct books and records, in which shall be entered all transactions of the Company, and shall maintain all other records necessary, convenient or incidental to recording the Company's business and affairs, which shall be sufficient to record the allocation of profits, gains, losses and distributions as provided for herein. Company information, including Interests, shall be kept confidential exempt as permitted by the Company or required to be disclosed by judicial or administrative process or by regulatory authority or other requirement of law (including federal securities laws) or directive of any governmental authority or stock exchange.

(b)   Subject to Section 10.02, each Class A Member (or their duly authorized representatives) has the right, upon reasonable request and subject to any reasonable standards as the Manager may from time to time establish (including standards for determining whether the purpose for the request is reasonably related to such Member's Interest and for determining whether information is necessary and essential to the purpose of the Member's request), to obtain from the Manager for purposes reasonably related to such Member's Interest, information regarding the status of the business and financial condition of the Company (generally consisting of the financial statements of the Company) and whatever other information regarding the affairs of the Company as reasonably related to the Member's Interest. Notwithstanding anything herein to the contrary (i) a Class A Member must demonstrate that the information requested pursuant to the foregoing sentence is both necessary and essential to the purpose of the Class A Member's request and (ii) a Class A Member shall in no event be entitled to a copy of the Schedule K-1 of any other Member. Each Class A Member agrees that (x) information requested by it regarding the Company contains confidential information relating to the Company and its affairs; and (y) the Manager shall have the right, except as prohibited by applicable law, to prohibit or otherwise limit the making of any copies of such books and records.

11.02   Reports. The Company shall provide each Person who at any time during the Fiscal Year was a Member with an annual statement (including a Schedule K-1) indicating such Member's share of the Company's income, loss, gain, expense and other items relevant for U.S. federal income tax purposes.

(a)   The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's Fiscal Year in accordance with Regulation CF.

(b)   The Company may provide Members with performance and other updates on a periodic basis.

11.03   Tax Status. Each of the Members hereby recognizes that the Company shall elect to be treated as a partnership for Federal and Pennsylvania tax purposes and shall be subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code. Each Member agrees to report, on his or her own income tax returns for each year, each item of income, gain, loss, deduction and credit as reported by the Company to such Member on Schedule K-1 (or other similar tax report) issued by the Company to such Member for such year. Except as otherwise required by law, no Member shall take any reporting position that is inconsistent in any respect with any tax reporting position taken by the Company and, in the event of a breach by such Member of the provisions of this Section 11.03, such Member shall be liable to the Company and the Members for any costs, liabilities and damages (including, without limitation, consequential damages) incurred by any of them on account of such breach.

11.04   Tax Elections; Determinations Not Provided for in Agreement. The Manager shall make or revoke any elections now or hereafter required or permitted to be made by the Code or any state or local tax law, and shall decide in a fair and equitable manner any accounting procedures and other matters arising with respect to the Company or under this Agreement that are not expressly provided for in this Agreement. The Company and all Members shall take any steps that may be necessary to elect partnership status for purposes of the Code and any applicable state or local tax law.

11.05   Partnership Audit Rules.

(a)   The Manager shall be designated, in the manner prescribed by applicable law, as the Partnership Representative; *provided*, that the Manager may elect to appoint a different Partnership Representative in accordance with the applicable Regulations. The Manager is hereby authorized to take any actions necessary under the Partnership Audit Rules or other guidance to designate the Partnership Representative with respect to each taxable year of the Company (and the Partnership Representative is authorized to take any actions specified under the Partnership Audit Rules or any applicable state statute or local law). In exercising its authority as

Partnership Representative under the Partnership Audit Rules, the Partnership Representative (if a party other than the Manager) shall at all times be subject to the direction of the Manager.

(b)   Each Member shall indemnify and hold the Company, the Manager and the Partnership Representative harmless for such Member's respective portion of the financial burden of any "imputed underpayment" (as determined under Section 6225 of the Code) and associated interest, adjustments to tax and penalties arising from a company-level adjustment that are imposed on the Company. The fees and expenses incurred by the Company in connection with any audit or investigation of the Company, and all subsequent administrative and judicial proceedings arising out of such audit, and all expenses incurred by the Partnership Representative in serving as such, shall be an expense of the Company and shall be paid by the Company. Notwithstanding the foregoing, it shall be the responsibility of the Members, at their expense, to employ tax counsel to represent their respective separate interests. If the Partnership Representative is required by law or regulation to incur fees and expenses in connection with tax matters not affecting each of the Members, then the Partnership Representative may, in its sole and absolute discretion, seek reimbursement from or charge such fees and expenses to the Capital Accounts of those Members on whose behalf such fees and expenses were incurred.

(c)   Each Member (i) expressly authorizes the Partnership Representative and the Company to take any and all action that is necessary, desirable or appropriate under applicable federal income tax law (as such law may be revised from time to time) to cause the Company to make the election set forth in Section 6226(a) of the Code if the Partnership Representative decides to make such election; and (ii) expressly agrees to take any action, and furnish the Partnership Representative with any information requested by the Partnership Representative, to give effect to such election. No Member shall file a notice with the Service under Section 6222(c)(1)(B) of the Code in connection with such Member's intention to treat an item on such Member's U.S. federal income tax return in a manner that is inconsistent with the treatment of such item on the Company's U.S. federal income tax return.

(d)   The provisions of this Section 11.05 shall survive the termination of the Company or the termination of any Membership Interests and shall remain binding on the Members for as long a period of time as is necessary to resolve with the Internal Revenue Service any and all matters regarding the federal income taxation of the Company or the Members (relating to the operations of the Company).

ARTICLE XII
GENERAL PROVISIONS

12.01   Interpretation.

(a)   Article, Section, and Subsection headings are not to be considered part of this Agreement, are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents thereof.

(b)   Use of the terms "herein," "hereunder," "hereof" and like terms shall be deemed to refer to this entire Agreement and not merely to the particular provision in which the term is contained, unless the context clearly indicates otherwise.

(c)   Use of the word "including" or a like term shall be construed to mean "including, but not limited to."

(d)   Exhibits to this Agreement are an integral part of this Agreement.

(e)   Words importing a particular gender shall include every other gender and words importing the singular shall include the plural and vice-versa, unless the context clearly indicates otherwise.

(f)   Any reference to a provision of the Act shall be construed to be a reference to any successor provision thereof.

(g)   Notwithstanding any other provision of this Agreement or otherwise applicable provision of law or equity, whenever in this Agreement, the Manager is permitted or required to make a decision (a) in its "sole discretion" or "discretion" or under a grant of similar authority or latitude, the Manager shall be entitled to consider only such interests and factors as she desires, including its own interests and those of the Fund, and shall, to the fullest extent permitted by applicable law, have no duty (including any fiduciary duty) or obligation to give any consideration to any other interest of or factors affecting the Members or any other Person, or (b) in its "good faith" or under another expressed standard, the Manager shall not be subject to any other or different standards.

12.02   Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE Commonwealth of Pennsylvania, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE, CONSTRUCTION OR INTERPRETATION OF THIS AGREEMENT TO THE LAWS OF ANOTHER STATE.

12.03   Arbitration. Any claim, dispute, or controversy of whatever nature arising out of or relating to this Agreement (including any other agreement(s) contemplated hereunder), including, without limitation, any action or claim based on tort, contract, or statute (including any claims of breach or violation of statutory or common law protections from discrimination, harassment and hostile working environment), or concerning the interpretation, effect, termination, validity, performance and/or breach of this Agreement, shall be resolved by final and binding arbitration before a single arbitrator selected from and administered by JAMS, Inc. (or its successor) in accordance with its then-existing comprehensive arbitration rules and procedures. The arbitration shall be held in Los Angeles, California. BY AGREEING TO THIS BINDING ARBITRATION PROVISION, THE PARTIES UNDERSTAND THAT THEY ARE WAIVING CERTAIN RIGHTS AND PROTECTIONS THAT MAY OTHERWISE BE AVAILABLE IF A CLAIM BETWEEN THE PARTIES WERE DETERMINED BY LITIGATION IN COURT, INCLUDING, WITHOUT LIMITATION, THE RIGHT TO SEEK OR OBTAIN CERTAIN TYPES OF DAMAGES PRECLUDED BY THIS PARAGRAPH, THE RIGHT TO A JURY TRIAL, CERTAIN RIGHTS OF APPEAL, AND A RIGHT TO INVOKE FORMAL RULES OF PROCEDURE AND EVIDENCE. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator's essential findings and conclusions on which the award is based.

12.04   Name and Mark. Each Manager and Member acknowledges that the Company has authorized the use of the names "Northeast Capital" "Northeast Capital Fund" "ASSETcoin" and "A$$ETcoin," together with any associated logotype and website addresses and any other name or service mark that is owned, assigned or licensed to the Company (the "Name and Mark"), to any Fund, on a royalty free basis. Notwithstanding any provision of this Agreement to the contrary, the Manager and Members acknowledge and agree that: (i) the Name and Mark are the property of Company and in no respect shall the right to use the Name and Mark be deemed an asset of any Manger, Member of fund; (ii) the Company's authority to use the Name and Mark may be withdrawn by the Managers at any time; (iii) no Manager or Member shall, by virtue of its ownership of an interest in the Company, hold any right, title or interest in or to the Name and Mark; (iv) all goodwill and similar value associated with the Name and Mark are owned by, and shall accrue solely for the benefit of Company; and (v) following the dissolution and liquidation of the Company, all right, title and interest in and to the Name and Mark shall be held solely by Duane Quamina. Except as specifically authorized by Company in writing, in no event shall the Managers or Members use the Name and Mark for its own account. Upon termination of the Company, all right, title, claim and interest to the Name and Mark shall revert to Duane A. Quamina.

12.05   Binding Agreement. This Agreement shall be binding upon and inure to the benefit of each Member and his heirs, personal representatives, successors and assigns.

12.06   Severability. If any term or provision of this Agreement or any application of this Agreement shall be declared or held invalid, illegal or unenforceable, in whole or in part, whether generally or in any particular jurisdiction, such provision shall be deemed amended to the extent, but only to the extent, necessary to cure such invalidity, illegality or unenforceability, and the validity, legality and enforceability of the remaining provisions, both generally and in every other jurisdiction, shall not in any way be affected or impaired thereby.

12.07   Entire Agreement. This Agreement (including the exhibits hereto) supersedes any and all other understandings and agreements, either oral or in writing, between the Members with respect to the Membership Interests and constitutes the sole and only agreement between the Members with respect to the Membership Interests.

12.08   Further Action. Each Member shall execute and deliver all papers, documents and instruments and perform all acts that are necessary or appropriate to implement the terms of this Agreement and the intent of the Members.

12.09   Amendment or Modification. This Agreement may be amended or modified from time to time only by the written consent of the Manager; *provided*, *however*, that no such amendment may:

(a)   modify the limited liability of a Member; modify the indemnification and exculpation rights of the Indemnified Parties; or increase in any material respect the liabilities or responsibilities of, or diminish in any material respect the rights or protections of, any Member under this Agreement, in each case, without the consent of a majority-in-interest of such affected Members or each such Indemnified Party, as the case may be; or

(b)   amend or waive any provision of this Section 12.09.

12.10   Counterparts. This Agreement may be executed in original or by electronic transmission in several counterparts, and as so executed shall constitute one agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or to the same counterpart.

12.11   Company Legal Matters**.** Each Member hereby agrees and acknowledges that:

(a)   Company Counsel has been retained by the Manager and the Company in connection with the formation of the Company and the Funds and in such capacity has provided legal services to the Company and the Funds. The Company expects to retain Company Counsel to provide legal services to the Company and the Funds in connection with the management and operation of the Company and the Funds.

(b)   Company Counsel is not and will not represent the Members in connection with the formation of the Company and the Funds, the management and operation of the Company and the Funds, or any dispute that may arise between the Members on the one hand and the Company and the Manager or the Funds on the other hand (the "Company Legal Matters").

(c)   Each Member will, if it wishes counsel on a Company Legal Matter, retain its own independent counsel with respect thereto and, except as otherwise specifically provided by this Agreement, will pay all fees and expenses of such independent counsel.

(d)   Each Member hereby agrees that Company Counsel may represent the Company and the Funds in connection with any and all Company Legal Matters that are or in the future may become adverse to one

or more Members including disputes and litigation, and waives any potential or actual conflict of interest, including the right to disqualify Company Counsel from such representation, that could arise by virtue of the fact that a Member is or becomes a client of Company Counsel; *provided*, that the Members are not hereby agreeing to Company Counsel's representation of the Company in a derivative action on their behalf against the Manager.

IN WITNESS WHEREOF, the Members have executed and adopted this Agreement effective as of the date first set forth above.

MANAGERS:
NORTHEAST CAPITAL FUND II, LLC

By: /s/ Duane A. Quamina
Name: Duane A. Quamina
Title: Senior Managing Member, President & CEO
Authorized Signatory

By: ______________________________
Name: Burena Morris
Title: Senior Managing Member, COO
Authorized Signatory

MEMBER:
NORTHEAST CAPITAL FUND HOLDINGS, LLC

By: /s/ Duane A. Quamina
Name: Duane A. Quamina
Title: Senior Managing Member, President & CEO
Authorized Signatory

By: ______________________________
Name: Burena Morris
Title: Senior Managing Member, COO
Authorized Signatory

SIGNATURE PAGE TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF
NORTHEAST CAPITAL FUND II, LLC

Page **104** of **105**

EXHIBIT F2
Class of Membership interest
CLASSES OF MEMBERSHIP INTERESTS AND AGGREGATE PERCENTAGES

Class of Interest	Management Fee Percentage	Incentive Fee Percentage	Operating Percentage	Sale Percentage
Class A	80%	0%	80%	80%
Class CF	20%	100%	20%	20%
Total:	**100%**	**100%**	**100%**	**100%**